FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Dated February 25, 2003

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 25, 2003

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Media Relations CREDIT SUISSE GROUP P.O. Box 1 CH-8070 Zurich Telephone +41-1-333 8844 Fax +41-1-333 8877 e-mail media.relations@csg.ch

CREDIT SUISSE GROUP ANNOUNCES RESULTS FOR FOURTH QUARTER AND FULL YEAR 2002

Reports Net Loss of CHF 950 Million for the
Fourth Quarter And Net Loss of CHF 3.3 Billion for the Full Year 2002

Reports Progress in Implementation of Key Measures
To Restore Profitability in 2003

Zurich, February 25, 2003 – Credit Suisse Group today announced a net loss of CHF 950 million for the fourth quarter and a net loss of CHF 3.3 billion for the full year 2002, in line with the Group’s preliminary outlook announced on January 21, 2003. Fourth quarter 2002 results were influenced by the continuing financial market weakness, a number of exceptional items and a change in accounting principles to allow for the recognition of deferred tax assets. Winterthur’s results recovered in the fourth quarter 2002. Private Banking reported CHF 18.7 billion in net new assets for the full year 2002. Credit Suisse First Boston continued to achieve significant cost reductions, while maintaining strong market positions in its key businesses. Credit Suisse Group is entering 2003 with a stronger balance sheet and an improved capital base. The Group's Board of Directors will propose a dividend of CHF 0.10 per share to the Annual General Meeting on April 25, 2003.

Oswald J. Grübel, Co-CEO of Credit Suisse Group and Chief Executive Officer of Credit Suisse Financial Services, stated, "We have made significant progress in implementing key measures announced in the third quarter to restore the Group's core earnings strength. At Credit Suisse Financial Services, we continued to realign the European initiative to focus on private banking clients, thus generating considerable savings in terms of infrastructure, IT and personnel expenses. At Winterthur, results recovered due to a satisfactory operating performance and the positive impact of a change in accounting principles, and we are actively pursuing initiatives to reduce costs and withdraw from markets and businesses with unsatisfactory results in order to position us for a return to profitability in 2003."

John J. Mack, Co-CEO of Credit Suisse Group and Chief Executive Officer of Credit Suisse First Boston, said, "At Credit Suisse First Boston, we continued progress on cost reduction efforts in the fourth quarter, achieving a 14% decrease in operating expenses compared to the previous quarter and, at the same time, improved our global market rankings for 2002 in key businesses. In the fourth quarter, we also initiated a further cost reduction program to reduce annual operating expenses by an additional USD 500 million and accelerated the disposal of legacy asset portfolios that were hindering our financial performance and flexibility. In addition, we made substantial progress in resolving key regulatory issues facing Credit Suisse First Boston. As we move forward in 2003, we remain intensively focused on returning to profitability."

Fourth Quarter 2002 Group Results
Credit Suisse Group’s results for the fourth quarter of 2002 were influenced by the continuing financial market weakness, a number of exceptional items and a change in accounting principles to allow for the recognition of deferred tax assets. For the quarter, the Group reported a net loss of CHF 950 million, compared with a net loss of CHF 2.1 billion in the third quarter 2002 and a net loss of CHF 830 million in the fourth quarter of 2001. The Group’s operating income stood at CHF 6.4 billion in the fourth quarter 2002, up 13% on the previous quarter but down 22% on the fourth quarter of 2001. Including restructuring charges presented as exceptional items at the business units, the Group’s operating expenses decreased 5% versus the third quarter to CHF 5.1 billion, and were down 26% on the fourth quarter 2001.

Full Year 2002 Group Results
For the full year 2002, the Group reported a net loss of CHF 3.3 billion, compared with a net profit of CHF 1.6 billion for the previous year. The Group’s operating income stood at CHF 28.0 billion for 2002, down 28% on the previous year. The Group’s full year operating expenses declined 22% versus 2001 to CHF 23.5 billion, primarily as a result of job reductions, a significant decrease in bonuses and the sale of non-core businesses. Earnings per share for 2002 amounted to a loss of CHF 2.78 versus a profit of CHF 1.33 for 2001, and the Group’s return on equity was -10.0%, versus 4.1% in 2001.

Exceptional Items and Recognition of Deferred Tax Assets On
Net Operating Losses in the Fourth Quarter 2002
Exceptional items recorded in the fourth quarter at Credit Suisse First Boston included a pre-tax charge of USD 450 million (CHF 702 million) for private litigation involving research analyst independence, certain IPO allocation practices, Enron and other related litigation; a pre-tax charge of USD 150 million (CHF 234 million) for the agreement in principle with various US regulators involving research analyst independence and the allocation of IPO shares to executive officers; an after-tax loss of USD 250 million (CHF 390 million) in connection with the sale of Pershing; and a pre-tax restructuring charge of USD 204 million (CHF 319 million) in connection with its USD 500 million cost reduction program. At Credit Suisse Financial Services, exceptional items of CHF 73 million were recorded in the fourth quarter in connection with the focusing of the European initiative on private banking clients. Exceptional items for the Group in the fourth quarter 2002 totaled CHF 1.5 billion before tax and CHF 1.3 billion after tax.

The previously announced change in the Group’s accounting principles to allow for the recognition of deferred tax assets with respect to net operating losses, which is reflected in the fourth quarter, resulted in a positive cumulative effect for the Group of CHF 520 million from prior years and CHF 1.3 billion for the financial year 2002.

Business Unit Results
The Credit Suisse Financial Services business unit reported a net profit of CHF 705 million in the fourth quarter and a net loss of CHF 165 million for the full year 2002. This compared with a net loss of CHF 1.2 billion in the third quarter 2002 and a net profit of CHF 3.6 billion for 2001. Fourth quarter net profit benefited from the recognition of deferred tax assets on net operating losses as a result of the change in accounting principles in the amount of CHF 472 million for the financial year 2002, as well as the cumulative effect of CHF 266 million from prior years, primarily at Winterthur. Credit Suisse Financial Services reported a 54% increase in operating income to CHF 3.5 billion versus the third quarter, reflecting a CHF 1.2 billion increase in operating income in the insurance business and stable operating income in banking. Fourth quarter operating expenses remained stable quarter-on-quarter and year-on-year despite expansion in certain markets.

Private Banking reported a segment profit (net operating profit before the above-mentioned exceptional items, the cumulative effect of a change in accounting principles and minority interests) of CHF 339 million in the fourth quarter 2002, up 12% versus the third quarter. Operating income rose 3% quarter-on-quarter but remained below the average of the previous quarters due to investor inactivity and a reduced asset base. Fourth quarter operating expenses increased 2% quarter-on-quarter, due mainly to project costs. For the full year 2002, Private Banking reported a segment profit of CHF 1.8 billion, down 23% versus the previous year.

Corporate & Retail Banking posted a segment profit (net operating profit before the cumulative effect of a change in accounting principles and minority interests) of CHF 46 million in the fourth quarter 2002, down 55% compared to the third quarter. Operating income declined 7% quarter-on-quarter, due, in particular, to a decrease in transaction-related commission income. Fourth quarter operating expenses rose 8% versus the third quarter, mainly as a result of project costs. For the full year 2002, Corporate & Retail Banking recorded a 19% increase in its segment profit, to CHF 363 million, versus 2001. The cost/income ratio was 68.7% in 2002, compared with 71.1% in 2001.

Life & Pensions recorded a segment profit (net operating profit before the cumulative effect of a change in accounting principles and minority interests) of CHF 93 million in the fourth quarter and a segment loss of CHF 1.4 billion for the full year 2002. Fourth quarter investment income was up 8% to CHF 333 million versus the previous quarter. The full year loss reflects a CHF 3.3 billion decline in investment income, with an impact on the segment result of CHF 1.6 billion compared with the previous year. Life & Pensions reported a 9% increase in gross premiums written. Adjusted for acquisitions, divestitures and exchange rate impacts, premiums rose 10%. Operating expenses, comprising acquisition and non-deferrable costs, were up CHF 311 million year-on-year. This increase reflected the strong premium growth and additional DAC (deferred acquisition costs) and PVFP (present value of future profits) writedowns of CHF 292 million due to a change in the long-term assumptions regarding investment income. Excluding these writedowns, the expense ratio for 2002 was 9.9%, down from 10.9% in the prior year. Including these writedowns, the expense ratio for 2002 was 11.5%.

Insurance reported a segment profit (net operating profit before the cumulative effect of a change in accounting principles and minority interests) of CHF 6 million in the fourth quarter and a segment loss of CHF 992 million for the full year 2002. Fourth quarter investment income amounted to CHF 59 million. The full year loss reflects a CHF 2.2 billion decline in investment income, with an impact on the segment result of CHF 1.7 billion compared to 2001. For the full year 2002, net premiums earned rose 5% versus 2001. Adjusted for acquisitions, divestitures and exchange rate impacts, the segment reported a 9% increase in net premiums earned. The combined ratio improved by 2.2 percentage points, to 103.4%, compared with 2001.

As announced by Winterthur today, the Insurance and Life & Pensions units will be brought together under a joint management structure, effective March 1, 2003. The combination of the head offices in Winterthur is expected to result in a reduction of approximately 350 jobs. Programs to increase efficiency will also be initiated in the countries in which Winterthur operates. The financial results of the two units will continue to be reported as separate segments.

In addition, given the continuing financial markets weakness and global uncertainty, Credit Suisse Financial Services has decided to implement a plan designed to further reduce costs in its banking business by approximately CHF 300 million, including a reduction of approximately 900 jobs. A series of measures to accompany the reduction in jobs has been formulated in conjunction with Credit Suisse Group’s staff council in Switzerland.

The Credit Suisse First Boston business unit reported a net loss of USD 811 million (CHF 1.3 billion) for the fourth quarter and a net loss of USD 1.2 billion (CHF 1.9 billion) for the full year 2002, including after-tax exceptional items of USD 813 million (CHF 1.3 billion) described above. This compares to a net loss of USD 425 million (CHF 679 million) in the previous quarter and a net loss of USD 821 million (CHF 1.4 billion) for the full year 2001. The fourth quarter net result benefited from the recognition of deferred tax assets on net operating losses as a result of a change in accounting principles in the amount of USD 556 million (CHF 868 million) for the financial year 2002, as well as a positive cumulative effect of USD 162 million (CHF 254 million) from prior years. Fourth quarter operating income was down 11% on the previous quarter in US dollar terms, primarily due to reduced revenues in the Institutional Securities segment. The business unit reduced operating expenses in the fourth quarter by 14% in US dollar terms versus the third quarter 2002, as part of continued efforts to adapt the business unit’s cost structure to the current environment.

The Institutional Securities segment reported a decrease in operating income of 12% quarter-on-quarter, reflecting declines in the Fixed Income and Equity businesses. The segment reduced operating expenses in the fourth quarter 2002 by 16% compared with the third quarter, primarily through reductions in incentive compensation. For the full year 2002, the segment's operating income declined 23% and operating expenses fell 24% versus the previous year. In 2002, the Institutional Securities segment succeeded in maintaining or improving its market rankings. The Fixed Income business ranked number one in high yield and asset-backed new issuances and improved its overall global debt issuance position to second. The Equity division ranked fourth in global equity new issuances in 2002, tied for first place in global equity research, ranked first in pan-European and Latin American research and second in non-Japan Asia research. Furthermore, in investment banking, Credit Suisse First Boston ranked third in terms of US dollar volume of announced M&A transactions for 2002.

Operating income in the CSFB Financial Services segment decreased 3% quarter-on-quarter. Fourth quarter 2002 operating expenses declined 4% compared to the third quarter, reflecting the impact of a number of cost reduction initiatives. In January 2003, Credit Suisse First Boston announced an agreement to sell its Pershing unit, as outlined below. For the full year 2002, operating income decreased 13% and operating expenses were down 15% compared to 2001.

Capital Base
Credit Suisse Group’s consolidated BIS tier 1 ratio stood at 9.7% as of December 31, 2002, up from 9.0% at the end of the third quarter of 2002. This increase was attributable to the issuance by the Group of Mandatory Convertible Securities in the amount of CHF 1.25 billion in December 2002, as well as to a reduction in risk-weighted assets and the currency translation effect of the lower US dollar versus the Swiss franc. The Mandatory Convertible Securities issue qualifies as equity capital and, accordingly, as tier 1 capital under BIS rules. The BIS tier 1 ratio for the Group’s banking business stood at 10.0% as of December 31, 2002, up from 9.4% at the end of the third quarter. Winterthur’s solvency margin (calculated in line with the EU directive) increased to 167% as of December 31, 2002, compared with 155% as of September 30, 2002.

The sale of Pershing to The Bank of New York, expected to close in the first half of 2003 subject to certain regulatory and other conditions, will increase the regulatory capital of Credit Suisse First Boston and Credit Suisse Group through the elimination of USD 500 million (CHF 695 million) of goodwill and a USD 1.6 billion (CHF 2.2 billion) reduction in risk-weighted assets. Furthermore, the sale will result in the elimination of USD 900 million (CHF 1.3 billion) of acquired intangible assets before tax, or USD 585 million (CHF 813 million) after tax.

Net New Assets
In the fourth quarter 2002, Credit Suisse Financial Services reported a net asset outflow of CHF 0.6 billion, with net inflows of CHF 0.5 billion at Private Banking and CHF 0.2 billion at Corporate & Retail Banking offset by a net outflow of CHF 1.3 billion from Life & Pensions. At Private Banking, net new assets declined versus the third quarter due mainly to the impact of increased attention surrounding Credit Suisse Group’s financial performance in the course of 2002. Credit Suisse First Boston reported a net asset outflow of CHF 6.0 billion in the fourth quarter, as a CHF 2.7 billion net inflow of private client assets was offset by a net outflow of CHF 8.7 billion from Credit Suisse Asset Management related primarily to performance issues. For Credit Suisse Group, an overall net asset outflow of CHF 6.6 billion was recorded in the fourth quarter, versus a net outflow of CHF 13.7 billion in the third quarter 2002.

For the full year 2002, the Group reported a net asset outflow of CHF 2.6 billion, with CHF 18.9 billion in net new assets at Credit Suisse Financial Services – related primarily to Private Banking – offset by outflows of CHF 21.5 billion from Credit Suisse First Boston. The Group’s total assets under management stood at CHF 1,195.3 billion as of December 31, 2002, corresponding to a decline of 2.2% versus September 30, 2002, and a decrease of 16.4% versus December 31, 2001.

Valuation Adjustments, Provisions and Losses
Fourth quarter valuation adjustments, provisions and losses include a charge of CHF 778 million relating to an adjustment in the method of estimating inherent losses related to lending activities. This previously announced adjustment was considered necessary to better reflect in the loan provision the continued deterioration of the credit markets. The impact on the income statement of this charge, after tax, was offset by a release from the reserve for general banking risks, which was recorded as extraordinary income. Excluding the provision for inherent loan losses, credit provisions were CHF 637 million in the fourth quarter 2002, down 22% versus the third quarter, and were CHF 2.3 billion for the full year 2002, up 34% versus 2001, reflecting the deterioration in the credit environment globally. Overall, total valuation adjustments, provisions and losses were CHF 2.4 billion in the fourth quarter, reflecting the provision for inherent loan losses, US legal provisions, and increased valuation adjustments and losses.

Dividend Proposal
The Group’s Board of Directors has decided to propose a dividend of CHF 0.10 per share to the Annual General Meeting on April 25, 2003. This compares to a par value reduction of CHF 2 per share for the financial year 2001. If approved by the Annual General Meeting on April 25, 2003, this dividend will be paid out on May 2, 2003.

Termination of Share Buyback Program
Credit Suisse Group is terminating the share buyback program launched in March 2001, under which it purchased the equivalent of 15,330,000 shares with a par value of CHF 1 each. The value of the shares repurchased was CHF 1.1 billion, and the Group's share capital was reduced by this amount. The second trading line for shares on virt-x will be closed with immediate effect.

Advisory Board
Credit Suisse Group will streamline its Swiss and International Advisory Boards to create a single Advisory Board that will concentrate on the Group's main activities in Switzerland and Europe, with a special focus on Credit Suisse Financial Services. The new Advisory Board will comprise approximately 20 members, effective as of 2003.

Outlook
Credit Suisse Group remains cautious in its outlook for 2003 given the continued challenging market environment and global uncertainty. The Group continues to expect that the measures taken during 2002, as well as those being implemented in 2003, will restore its profitability in 2003. Additionally, the Group is entering 2003 with a stronger balance sheet and an improved capital base.

Enquiries
Credit Suisse Group, Media Relations Telephone +41 1 333 8844
Credit Suisse Group, Investor Relations Telephone +41 1 333 4570

For further information relating to Credit Suisse Group’s results for the fourth quarter and full year 2002, please refer to the Quarterly Report Q4 2002, including the reconciliation contained therein of the business unit results to Credit Suisse Group’s reported results. The Quarterly Report Q4 2002 as well as the slide presentation to analysts and the media are available on our website at: www.credit-suisse.com/results/docu

Credit Suisse Group
Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with Private Banking and financial advisory services, banking products, and Pension and Insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an Investment Bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and Frankfurt, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 78,000 staff worldwide. As of December 31, 2002, it reported assets under management of CHF 1,195.3 billion.

Cautionary Statement Regarding Litigation
The legal reserve charge relating to private litigation represents management’s current estimate after consultation with counsel of the probable aggregate costs associated with such matters. Credit Suisse First Boston believes that it has substantial defenses in these private litigation matters, which are at an early stage. Given that it is difficult to predict the outcome of these matters, where claimants seek large or indeterminate damages or where the cases present novel theories or involve a large number of parties, Credit Suisse First Boston cannot state with confidence what the timing or eventual outcome will actually be. The legal reserve may be subject to revision in the future.

Cautionary Statement Regarding Forward-looking Information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Today’s Presentation of the Results

Speakers
•	Oswald J. G
Analysts’ presentation, Zurich (English)
	•	February 25, 2003, 10.00 am CET / 9.00 am GMT / 4.00 am EST at the Credit Suisse Forum St. Peter, Zurich
	•		Internet:
		–	Live broadcast at www.credit-suisse.com/results
		–	Video playback available approximately 3 hours after the event
	•		Telephone:
		–	Live audio dial-in on +41 91 610 5600 (Europe), +44 207 866 4111 (UK), or +1 412 858 4600 (USA), ask for “Credit Suisse Group quarterly results”; please dial in 10 minutes before the start of the presentation
		–	Telephone replay available approximately 1 hour after the event on
+41 91 612 4330 (Europe), +44 207 866 4300 (UK) or +1 412 858 1440 (USA), conference ID 091#
rübel, Co-CEO of Credit Suisse Group and Chief Executive Officer of Credit Suisse Financial Services • Philip K. Ryan, Chief Financial Officer of Credit Suisse Group • Ulrich Körner, Chief Financial Officer of Credit Suisse Financial Services • Barbara Yastine, Chief Financial Officer of Credit Suisse First Boston

Media conference, Zurich (English/German)
•		February 25, 2003, 12.00 noon CET / 11.00 am GMT / 6.00 am EST at the Credit Suisse Forum St. Peter, Zurich
•		Simultaneous interpreting: German – English, English – German
•		Internet:
	–	Live broadcast at www.credit-suisse.com/results
	–	Video playback available approximately 3 hours after the event
•		Telephone:
	–	Live audio dial-in on +41 91 610 5600 (Europe), +44 207 866 4111 (UK), or +1 412 858 4600 (USA), ask for “Credit Suisse Group quarterly results”; please dial in 10 minutes before the start of the presentation
	–	Telephone replay available approximately 1 hour after the event on
+41 91 612 4330 (Europe), +44 207 866 43 00 (UK) or +1 412 858 1440 (USA), conference ID 139# (English) or 241# (German)

Speakers
•	Oswald J. Grübel, Co-CEO of Credit Suisse Group and Chief Executive Officer of Credit Suisse Financial Services
•	John J. Mack, Co-CEO of Credit Suisse Group and Chief Executive Officer of Credit Suisse First Boston (via videoconference)
•	Philip K. Ryan, Chief Financial Officer of Credit Suisse Group

Winterthur media release

Winterthur streamlines its management structures

Winterthur, February 25, 2003 – Winterthur, a subsidiary of Credit Suisse Group, is realigning its organizational structure. The Insurance and Life & Pensions divisions will be brought together under a joint management structure within Winterthur Group, headed by CEO Leonhard Fischer, and will have a single Executive Board. The streamlining of these central management structures is aimed at achieving a significant increase in efficiency and will entail a reduction of approximately 350 jobs at the Winterthur head office. The new organizational framework and the measures already initiated will provide Winterthur with a solid basis from which to increase its profitability and strengthen its position in the insurance market.

As a result of the new organizational structure, the two Winterthur units – Insurance (property and liability business) and Life & Pensions (life insurance and retirement provision) – will be combined within Germany, Italy, Spain and Belgium. In Switzerland, however, life and non-life insurance will continue to be managed separately due to the substantial size of both of these units. They will work together very closely and increasingly exploit their synergies. In the UK, these two units will also remain separate because their business models are very different and synergies are minimal.

In the wake of the reorganization, the head offices of the two units will be brought together in Winterthur. The reorganization of the head office in Winterthur is expected to entail a reduction of approximately 350 jobs, including some redundancies. A series of measures to accompany the reduction in jobs has been formulated in conjunction with Credit Suisse Group's staff council in Switzerland. In addition, Winterthur Group's asset management unit will be integrated in the new organization. Financial results will continue to be reported separately. Markus Dennler, the current CEO of Winterthur Life & Pensions, will take on new responsibilities within Credit Suisse Group, and Manfred Broska, the current CEO of Winterthur Insurance, will retire.

Winterthur is committed to significantly improving its efficiency. "Ambitious cost management, operational excellence and qualitative growth are therefore our priorities," stated Leonhard Fischer with regard to the company’s strategic orientation. Programs already initiated in order to improve efficiency will continue and will be integrated in the new organization. The management of all Swiss and foreign Market Units has been charged with the task of launching additional initiatives to boost productivity. Duplications in support functions both in Switzerland and in companies outside Switzerland will be reduced. The cost savings which are realized will have a substantial impact on Winterthur Group’s administration costs.

The aim is to concentrate on those markets in which the Winterthur Group operates profitably, or in which it can achieve profitability in a foreseeable period of time. Winterthur aims to have a business model targeting sustainable profitability for each of its markets. In markets where this is not possible, the respective companies will be sold.

Oswald J. Grübel, Co-CEO of Credit Suisse Group and CEO of Credit Suisse Financial Services, stated: "We are facing a fundamental change in the insurance sector, as companies must henceforth be profitable despite much lower investment income. With the timely implementation of the new organizational structure as well as the measures already initiated, Winterthur has created an excellent basis from which to operate in a more competitive market environment."

Leonhard Fischer, CEO of Winterthur Group, said: "Thanks to its excellent employees and its strong brand, Winterthur has - in the longer term - all the prerequisites to achieve a leading position in the insurance business in terms of profitability, productivity and quality."

For questions, please contact:
Winterthur, media relations	Tel. +41 52 261 61 04

Internet: www.winterthur.com

Winterthur Group

Winterthur Group is a leading Swiss insurance company with head office in Winterthur and, as an international company, ranks among the top five insurers in Europe. The Group's products include a broad range of property and liability insurance products, as well as insurance solutions in life and pensions that are tailored to the individual needs of private and corporate clients. With approximately 32,000 employees worldwide, Winterthur Group achieved a premium volume of CHF 37.4 billion in 2002 and managed CHF 133.7 billion in assets.

Credit Suisse Group

Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and Frankfurt, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 78,000 staff worldwide. As of December 31, 2002, it reported assets under management of CHF 1,195.3 billion.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in Credit Suisse Group’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

QUARTERLY REPORT Q4 AND FINANCIAL REVIEW 2002

Editorial

Financial highlights Q4/2002

An overview of Credit Suisse Group

Risk Management

Credit Suisse Financial Services

Credit Suisse First Boston

Reconciliation of operating to consolidated results

Consolidated results Credit Suisse Group

Information for investors

Credit Suisse Group is a leading global financial services company headquartered in Zurich. Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. Credit Suisse First Boston, the investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group‘s registered shares (CSGN) are listed in Switzerland and Frankfurt, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 78,000 staff worldwide.

1 Editorial 2 Financial highlights Q4/2002 4 An overview of Credit Suisse Group 9 Risk Management 12 Review of business units 12 Credit Suisse Financial Services 22 Credit Suisse First Boston 33 Reconciliation of operating to consolidated results 37 Consolidated results Credit Suisse Group 37 Consolidated income statement 38 Consolidated balance sheet 44 Information for investors

Cautionary statement regarding forward-looking information

This Quarterly Report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

EDITORIAL

Oswald J. Grübel

Co-CEO Credit Suisse Group
Chief Executive Officer Credit Suisse Financial Services

John J. Mack

Co-CEO Credit Suisse Group
Chief Executive Officer Credit Suisse First Boston

Dear shareholders, clients and colleagues

Credit Suisse Group‘s performance in the fourth quarter and full year 2002 was not satisfactory. To position the Group for profitability in 2003, we took aggressive steps during the year to address investment losses in our insurance business, set aside provisions for regulatory and litigation matters, reduce our exposure to legacy assets in our investment banking business and reduce costs across the Group. While we have taken these actions, our core businesses continued to hold leadership positions in key markets.

In the fourth quarter of 2002, the Group reported a net loss of CHF 950 million, compared with a net loss of CHF 2.1 billion in the third quarter. For the full year 2002, the Group posted a net loss of CHF 3.3 billion, compared with a net profit of CHF 1.6 billion in 2001.

The business unit Credit Suisse Financial Services reported a net profit of CHF 705 million in the fourth quarter, including exceptional items of CHF 73 million recognized as a result of focusing the European initiative on private banking clients, and a net loss of CHF 165 million for the full year.

Private Banking delivered a slightly higher profit than in the third quarter, despite project costs and low transaction-based income. Corporate & Retail Banking‘s profit was down quarter-on-quarter but up for the full year.

Despite continuing weakness in the financial markets, both Life & Pensions and Insurance returned to profitability in the fourth quarter. This was attributable to a satisfactory operating performance and the positive impact of a change in accounting principles. Winterthur is continuing to focus on achieving profitability for 2003 by concentrating on core markets, right pricing and the reduction of administration costs, with less reliance on investment income than in the past.

The business unit Credit Suisse First Boston recorded a net loss for the fourth quarter of USD 811 million (CHF 1.3 billion), including a number of after-tax exceptional items totaling USD 813 million (CHF 1.3 billion), and a net loss of USD 1.2 billion (CHF 1.9 billion) for the year 2002.

Credit Suisse First Boston faced deteriorating conditions in the equity and investment banking businesses throughout the year but succeeded in maintaining its market shares and rankings, while implementing a cost reduction program and reducing its exposure to certain legacy private equity, real estate and distressed debt assets. Revenues declined 21% in 2002 compared with the previous year. Full year operating expenses at Credit Suisse First Boston were down 23% compared with 2001. Credit Suisse First Boston also reached an agreement in principle with certain US regulators in the fourth quarter to settle US investigations relating to research analyst independence and IPO allocations.

The Group‘s consolidated BIS tier 1 ratio stood at 9.7% as of December 31, 2002, up from 9.0% at the end of the third quarter, while the banking BIS tier 1 ratio rose to 10.0%. Winterthur‘s solvency margin stood at 167% at the end of the fourth quarter, compared with 155% as of September 30, 2002. Through the issuance of Mandatory Convertible Securities, the prudent management of risk-weighted assets, provisioning for inherent loan losses and litigation in the US, and the future impact on capital of the Pershing sale, we are entering 2003 with a stronger balance sheet and an improved capital base.

As Credit Suisse Group emerges from an unusually difficult year, we – together with the Group‘s entire management team – are focusing intensively on restoring the Group to profitability in the year ahead, to create value for our shareholders, clients and employees.

Oswald J. Grübel       John J. Mack

February 2003

CREDIT SUISSE GROUP FINANCIAL HIGHLIGHTS Q4/2002

Consolidated income statement

				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m	4Q2002	3Q2002	4Q2001	3Q2002	4Q2001	2002	2001	2001

Operating income	6'395	5'666	8'161	13	(22)	28'038	39'154	(28)

Gross operating profit	1'284	314	1'264	309	2	4'509	8'870	(49)

Net profit/(loss)	(950)	(2'148)	(830)	(56)	14	(3'309)	1'587	–

Return on equity

				Change	Change			Change
				in % from	in % from	12 months		in % from

in %	4Q2002	3Q2002	4Q2001	3Q2002	4Q2001	2002	2001	2001

Return on equity	(13.0)	(26.9)	(9.3)	(52)	40	(10.0)	4.1	–

Consolidated balance sheet

				Change	Change

				in % from	in % from

in CHF m	31.12.02	30.09.02	31.12.01	30.09.02	31.12.01

Total assets	955'656	999'158	1'022'513	(4)	(7)

Shareholders‘ equity	31'394	32'461	38'921	(3)	(19)

Minority interests in shareholders‘ equity	2'878	3'071	3'121	(6)	(8)

Capital data

				Change	Change

				in % from	in % from

in CHF m	31.12.02	30.09.02	31.12.01	30.09.02	31.12.01

BIS risk-weighted assets	201'466	218'700	222'874	(8)	(10)

BIS tier 1 capital	19'544	19'669	21'155	(1)	(8)

of which non-cumulative perpetual preferred securities	2'162	2'218	2'076	(3)	4

BIS total capital	33'290	33'647	34'888	(1)	(5)

Solvency capital Winterthur	10'528	10'127	8'555	4	23

Capital ratios

in %			31.12.02	30.09.02	31.12.01

BIS tier 1 ratio	Credit Suisse		7.4	7.0	6.9

	Credit Suisse First Boston	1)	10.3	11.9	12.9

	Credit Suisse Group	2)	9.7	9.0	9.5

	Credit Suisse Group (banking)	3)	10.0	9.4	8.8

BIS total capital ratio	Credit Suisse Group		16.5	15.4	15.7

EU solvency margin	Winterthur		167.5	155.1	128.6

Assets under management/client assets 4)

				Change	Change

				in % from	in % from

in CHF bn	31.12.02	30.09.02	31.12.01	30.09.02	31.12.01

Advisory assets under management	605.1	606.3	723.5	0	(16)

Discretionary assets under management	590.2	615.5	707.1	(4)	(17)

Total assets under management	1'195.3	1'221.8	1'430.6	(2)	(16)

Client assets	1'793.2	1'821.0	2'138.2	(2)	(16)

Net new assets 4)

				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF bn	4Q2002	3Q2002	4Q2001	3Q2002	4Q2001	2002	2001	2001

Net new assets	(6.6)	(13.7)	18.5	(52)	–	(2.6)	67.5	–

1) Ratio is based on a tier 1 capital of CHF 10.6 bn (30.09.02: CHF 13.3 bn; 31.12.01: CHF 15.2 bn), of which non-cumulative perpetual preferred securities is CHF 1.0 bn (30.09.02: CHF 1.1 bn; 31.12.01: CHF 1.1 bn).

2) Ratio is based on a tier 1 capital of CHF 19.5 bn (30.09.02: CHF 19.7 bn; 31.12.01: CHF 21.2 bn), of which non-cumulative perpetual preferred securities is CHF 2.2 bn (30.09.02: CHF 2.2 bn; 31.12.01: CHF 2.1 bn).

3) Ratio is based on a tier 1 capital of CHF 19.7 bn (30.09.02: CHF 20.2 bn; 31.12.01: CHF 19.4 bn), of which non-cumulative perpetual preferred securities is CHF 2.2 bn (30.09.02: CHF 2.2 bn; 31.12.01: CHF 2.1 bn).

4) Certain reclassifications have been made to conform to the current presentation.

Number of employees

					Change	Change

					in % from	in % from

		31.12.02	30.09.02	31.12.01	30.09.02	31.12.01

Switzerland	banking	21'270	21'700	21'794	(2)	(2)

	insurance	7'063	7'169	6'849	(1)	3

Outside Switzerland	banking	25'057	26'586	28'415	(6)	(12)

	insurance	25'067	24'982	23'103	0	9

Total employees Credit Suisse Group		78'457	80'437	80'161	(2)	(2)

Share data

				Change	Change

				in % from	in % from

	31.12.02	30.09.02	31.12.01	30.09.02	31.12.01

Shares issued	1'189'891'720	1'189'348'956	1'196'609'811	0	(1)

To be issued upon conversion of MCS 1)	40'413'838	0	0	–	–

Shares repurchased 2)	0	0	7'730'000	–	–

Shares outstanding	1'230'305'558	1'189'348'956	1'188'879'811	3	3

Share price in CHF	30.00	28.90	70.80	4	(58)

Market capitalization in CHF m	36'909	34'372	84'173	7	(56)

Book value per share in CHF	23.18	24.71	29.92	(6)	(23)

1) Maximum number of shares related to Mandatory Convertible Securities (MCS) issued by Credit Suisse Group Finance (Guernsey) Ltd.

2) Shares cancelled on 09.08.02, as previously approved by the Annual General Meeting.

Share price

				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF	4Q2002	3Q2002	4Q2001	3Q2002	4Q2001	2002	2001	2001

High (closing price)	35.70	48.85	71.30	(27)	(50)	73.60	87.00	(15)

Low (closing price)	20.60	26.80	51.60	(23)	(60)	20.60	44.80	(54)

Earnings per share

				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF	4Q2002	3Q2002	4Q2001	3Q2002	4Q2001	2002	2001	2001

Basic earnings per share	(0.80)	(1.81)	(0.70)	(56)	14	(2.78)	1.33	–

Diluted earnings per share	(0.80)	(1.81)	(0.69)	(56)	16	(2.77)	1.32	–

AN OVERVIEW OF CREDIT SUISSE GROUP

Credit Suisse Group reported a net loss of CHF 950 million in the fourth quarter of 2002, compared with a net loss of CHF 2.1 billion in the third quarter of 2002. Credit Suisse Financial Services reported a net profit of CHF 705 million in the fourth quarter. Credit Suisse First Boston recorded a net loss of USD 811 million (CHF 1.3 billion) in the fourth quarter, including after-tax exceptional items totaling USD 813 million (CHF 1.3 billion). For the full year 2002, the Group posted a net loss of CHF 3.3 billion, compared with a net profit of CHF 1.6 billion in 2001. In spite of this unsatisfactory result, the Group is entering 2003 with a stronger balance sheet and an improved capital base.

Continuing financial market weakness and a number of exceptional items impacted Credit Suisse Group‘s results in the fourth quarter of 2002.

Winterthur's results recovered in the fourth quarter, with both Life & Pensions and Insurance returning to profitability due to a satisfactory operating performance and the positive impact of a change in accounting principles. Private Banking recorded a slightly higher profit than in the third quarter, despite project costs and low transaction-based income. Corporate & Retail Banking‘s profit was down versus the third quarter but up for the full year. Credit Suisse Financial Services reported a net profit of CHF 705 million in the fourth quarter, including exceptional items of CHF 73 million recognized in connection with the focusing of the European initiative on private banking clients. This compared with a net loss of CHF 1.2 billion in the third quarter 2002.

Credit Suisse First Boston posted a fourth quarter net loss of USD 811 million (CHF 1.3 billion), compared to a net loss of USD 425 million (CHF 679 million) in the previous quarter. This result reflects a pre-tax charge of USD 450 million (CHF 702 million) for private litigation involving research analyst independence, certain IPO allocation practices, Enron and other related litigation; a pre-tax charge of USD 150 million (CHF 234 million) for the agreement in principle with various US regulators involving research analyst independence and the allocation of IPO shares to executive officers; an after-tax loss of USD 250 million (CHF 390 million) in connection with the sale of Pershing; and a pre-tax restructuring charge of USD 204 million (CHF 319 million) in connection with Credit Suisse First Boston‘s USD 500 million cost reduction program. These combined items had a total pre-tax impact of USD 890 million (CHF 1.4 billion), or USD 813 million (CHF 1.3 billion) after tax, in the fourth quarter.

Credit Suisse Group announced a change in its accounting principles in the fourth quarter of 2002 to allow for the recognition of deferred tax assets with respect to net operating losses, resulting in a positive cumulative effect of CHF 520 million from prior years and CHF 1.3 billion for the financial year 2002. Additionally, CHF 778 million of the increase in loan loss provisions recorded by the Group in the fourth quarter relates to an adjustment in the method of estimating inherent losses related to lending activities, to better reflect the current credit environment. This was offset by a release of the reserve for general banking risks, which was reported as extraordinary income. After accounting for the Corporate Center, which includes writedowns on the Group‘s investments in Swiss International Airlines and Warburg Pincus Private Equity of CHF 112 million and CHF 134 million, respectively, Credit Suisse Group reported a net loss of CHF 950 million for the fourth quarter of 2002. This compared with a net loss of CHF 2.1 billion in the third quarter 2002 and a net loss of CHF 830 million in the fourth quarter of 2001. For the full year 2002, after accounting for the Corporate Center, which includes writedowns on the Group‘s participation in Swiss Life of CHF 539 million, in addition to the above-mentioned writedowns in the fourth quarter, the Group reported a net loss of CHF 3.3 billion, compared with a net profit of CHF 1.6 billion for the previous year. Earnings per share for 2002 amounted to a loss of CHF 2.78 versus a profit of CHF 1.33 for 2001, and the Group‘s return on equity was -10.0% versus 4.1% in 2001.

Equity capital
Credit Suisse Group‘s consolidated BIS tier 1 ratio stood at 9.7% as of December 31, 2002, up from 9.0% at the end of the third quarter of 2002. This was attributable to the issuance by the Group of Mandatory Convertible Securities of CHF 1.25 billion in December 2002, as well as to a reduction in risk-weighted assets and the currency translation effect of the lower US dollar versus the Swiss franc. The Mandatory Convertible Securities issue qualifies as equity capital and, accordingly, as tier 1 capital under BIS rules. The BIS tier 1 ratio for the Group‘s banking business stood at 10.0% as of December 31, 2002, up from 9.4% at the end of the third quarter. Winterthur‘s solvency margin (calculated in line with the EU directive) stood at 167% at the end of 2002, compared with 155% as of September 30, 2002.

The sale of Pershing to The Bank of New York, expected to close in the first half of 2003 subject to certain regulatory and other conditions, will increase the regulatory capital of Credit Suisse First Boston and Credit Suisse Group through the elimination of USD 500 million (CHF 695 million) of goodwill and a USD 1.6 billion (CHF 2.2 billion) reduction in risk-weighted assets. Furthermore, the sale will result in the elimination of USD 900 million (CHF 1.3 billion) of acquired intangible assets before tax, or USD 585 million (CHF 813 million) after tax.

The Group has strengthened its balance sheet and improved its capital base through the issuance of Mandatory Convertible Securities, the prudent management of risk-weighted assets, provisioning for inherent loan losses and litigation in the US, and the future impact on capital of the Pershing sale.

Net new assets
Credit Suisse Financial Services reported a net asset outflow of CHF 0.6 billion in the fourth quarter 2002, with net inflows of CHF 0.5 billion at Private Banking and of CHF 0.2 billion at Corporate & Retail Banking offset by a net outflow of CHF 1.3 billion from Life & Pensions. At Private Banking, net new assets declined versus the third quarter due mainly to the impact of increased attention surrounding Credit Suisse Group‘s financial performance in the course of 2002. Credit Suisse First Boston reported a net asset outflow of CHF 6.0 billion in the fourth quarter, as a CHF 2.7 billion net inflow of private client assets was offset by a net outflow of CHF 8.7 billion from Credit Suisse Asset Management related primarily to performance issues. For Credit Suisse Group, an overall net asset outflow of CHF 6.6 billion was recorded in the fourth quarter, compared with a net outflow of CHF 13.7 billion in the third quarter 2002. For the full year 2002, the Group reported a net asset outflow of CHF 2.6 billion, as CHF 18.9 billion in net new assets reported by Credit Suisse Financial Services – related primarily to Private Banking – were offset by outflows of CHF 21.5 billion from Credit Suisse First Boston. The Group‘s total assets under management stood at CHF 1,195.3 billion as of December 31, 2002, corresponding to a decline of 2.2% versus September 30, 2002, and a decrease of 16.4% versus year-end 2001.

Operating income and expenses
The Group‘s operating income stood at CHF 6.4 billion in the fourth quarter 2002, up 13% on the previous quarter but down 22% on the fourth quarter of 2001. Credit Suisse Financial Services reported a 54% increase in operating income to CHF 3.5 billion versus the third quarter, reflecting a CHF 1.2 billion increase in operating income in the insurance business and stable operating income in banking. At Private Banking, operating income rose 3% to CHF 1.5 billion but remained below the average of the previous quarters due to investor inactivity and a reduced asset base. Corporate & Retail Banking posted a 7% decrease in operating income quarter- on-quarter due, in particular, to a decrease in transaction-related commission income. At Credit Suisse First Boston, fourth quarter operating income was down 11% on the previous quarter to USD 2.4 billion (CHF 3.4 billion), mainly reflecting revenue declines in the Fixed Income and Equity businesses, as well as at CSFB Financial Services. For the full year 2002, the Group‘s operating income stood at CHF 28.0 billion, down 28% on the previous year.

Including restructuring charges presented as exceptional items at the business units, the Group‘s operating expenses decreased 5% quarter-on-quarter to CHF 5.1 billion, and were down 26% on the fourth quarter 2001. At Credit Suisse Financial Services, fourth quarter operating expenses remained stable quarter-on-quarter and year-on-year despite expansion in certain markets. At Credit Suisse First Boston, fourth quarter operating expenses decreased 14% in US dollar terms versus the third quarter and were down 13% on the fourth quarter of 2001, reflecting continued efforts to adapt the business unit‘s cost structure to the current environment. The Group‘s full year operating expenses declined 22% versus 2001 to CHF 23.5 billion, primarily as a result of headcount reductions, a significant decrease in bonuses and the sale of non-core businesses.

Valuation adjustments, provisions and losses
Fourth quarter valuation adjustments, provisions and losses include a charge of CHF 778 million relating to an adjustment in the method of estimating inherent losses related to lending activities. This adjustment was considered necessary to better reflect in the loan provision the continued deterioration of the credit markets. The impact on the income statement of this charge, after tax, was offset by a release from the reserve for general banking risks, which was recorded as extraordinary income. Excluding the provision for inherent loan losses, credit provisions were CHF 637 million in the fourth quarter 2002, down 22% versus the third quarter, and were CHF 2.3 billion for the full year 2002, up 34% versus 2001, reflecting the deterioration in the credit environment globally.

Overall, total valuation adjustments, provisions and losses were CHF 2.4 billion in the fourth quarter, reflecting the provision for inherent loan losses, US legal provisions, and increased valuation adjustments and losses.

Recognition of deferred tax assets on net operating losses
Credit Suisse Group changed its accounting principles in the fourth quarter of 2002 to allow for the recognition of deferred tax assets on net operating losses. As a result of this change, a positive cumulative effect of CHF 520 million was recognized from prior years and CHF 1.3 billion for 2002. At Credit Suisse Financial Services, fourth quarter net profit benefited from the first-time recognition of deferred tax assets on net operating losses in the amount of CHF 472 million for 2002, as well as a cumulative effect of CHF 266 million from prior years, primarily at Winterthur. At Credit Suisse First Boston, the fourth quarter net result reflects a benefit of USD 556 million (CHF 868 million) related to 2002, as well as a positive cumulative effect of USD 162 million (CHF 254 million) from prior years.

Dividend proposal
The Group‘s Board of Directors has decided to propose a dividend of CHF 0.10 per share to the Annual General Meeting on April 25, 2003. This compares to a par value reduction of CHF 2 per share for the financial year 2001. If approved by the Annual General Meeting on April 25, 2003, this dividend will be paid out on May 2, 2003.

Outlook
Credit Suisse Group remains cautious in its outlook for 2003 given the continued challenging market environment and global uncertainty. The Group continues to expect that the measures taken during 2002, as well as those being implemented in 2003, will restore its profitability in 2003. Additionally, the Group is entering 2003 with a stronger balance sheet and an improved capital base.

Overview of business unit results 1)

	Credit Suisse Financial Services			Credit Suisse First Boston			Adjust. incl. Corporate Center			Credit Suisse Group

in CHF m	4Q2002	3Q2002	4Q2001	4Q2002	3Q2002	4Q2001	4Q2002	3Q2002	4Q2001	4Q2002	3Q2002	4Q2001

Operating income	3'517	2'289	3'582	3'321	3'757	4'572	(443)	(380)	7	6'395	5'666	8'161

Personnel expenses	1'408	1'490	1'244	1'896	2'179	3'174	160	124	207	3'464	3'793	4'625

Other operating expenses	896	884	1'065	1'184	1'157	1'747	(433)	(482)	(540)	1'647	1'559	2'272

Operating expenses	2'304	2'374	2'309	3'080	3'336	4'921	(273)	(358)	(333)	5'111	5'352	6'897

Gross operating profit/(loss)	1'213	(85)	1'273	241	421	(349)	(170)	(22)	340	1'284	314	1'264

Depreciation of non-current assets 2)	334	289	296	156	209	282	144	94	121	634	592	699

Amortization of acquired intangible assets and goodwill	92	31	52	308	308	379	3	(2)	(4)	403	337	427

Valuation adjustments, provisions and losses	105	91	48	1'977	867	1'207	342	15	34	2'424	973	1'289

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	682	(496)	877	(2'200)	(963)	(2'217)	(659)	(129)	189	(2'177)	(1'588)	(1'151)

Extraordinary income/(expenses), net	24	6	8	220	(1)	0	125	(136)	(265)	369	(131)	(257)

Cumulative effect of change in accounting principle 3)	266	–	–	254	–	–	0	–	–	520	–	–

Taxes 3)	(318)	(692)	(150)	474	285	633	162	(3)	55	318	(410)	538

Net profit/(loss) before minority interests	654	(1'182)	735	(1'252)	(679)	(1'584)	(372)	(268)	(21)	(970)	(2'129)	(870)

Minority interests	51	17	22	0	0	(1)	(31)	(36)	19	20	(19)	40

Net profit/(loss) 3)	705	(1'165)	757	(1'252)	(679)	(1'585)	(403)	(304)	(2)	(950)	(2'148)	(830)

1) The Group‘s consolidated results are prepared in accordance with Swiss GAAP, while the Group‘s segment reporting principles are applied to the presentation of segment results. The business unit results reflect the results of the separate segments comprising the respective business units as well as certain acquisition-related costs and exceptional items that are not allocated to the segments. For a complete reconciliation of the business unit results to the Group‘s consolidated results and a discussion of the material reconciling items, please refer to pages 33-36.

2) Includes amortization of Present Value of Future Profits (PVFP) from the insurance business within Credit Suisse Financial Services.

3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. If the change in accounting principle had not been adopted in 4Q2002, taxes in 4Q2002 would have been CHF -790 m for Credit Suisse Financial Services, CHF -394 m for Credit Suisse First Boston and CHF -1,023 m for Credit Suisse Group. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002, 3Q2002 and 4Q2001 for Credit Suisse Financial Services of CHF -635 m, CHF -593 m and CHF -209 m, respectively, for Credit Suisse First Boston of CHF 276 m, CHF 290 m and CHF 909 m, respectively, and for Credit Suisse Group of CHF -198 m, CHF -306 m and CHF 755 m, respectively.

Assets under management/client assets

				Change	Change

				in % from	in % from

in CHF bn	31.12.02	30.09.02	31.12.01	30.09.02	31.12.01

Credit Suisse Financial Services

Private Banking

Assets under management	488.0	494.5	546.8	(1.3)	(10.8)

of which discretionary	121.6	123.8	131.5	(1.8)	(7.5)

Client assets	518.0	526.7	583.3	(1.7)	(11.2)

Corporate & Retail Banking

Assets under management	48.0	47.8	55.9	0.4	(14.1)

Client assets	63.1	63.1	73.3	0.0	(13.9)

Life & Pensions

Assets under management (discretionary)	110.8	113.0	115.2	(1.9)	(3.8)

Client assets	110.8	113.0	115.2	(1.9)	(3.8)

Insurance

Assets under management (discretionary)	30.7	31.1	30.5	(1.3)	0.7

Client assets	30.7	31.1	30.5	(1.3)	0.7

Credit Suisse Financial Services

Assets under management	677.5	686.4	748.4	(1.3)	(9.5)

of which discretionary	264.7	269.2	278.9	(1.7)	(5.1)

Client assets	722.6	733.9	802.3	(1.5)	(9.9)

Credit Suisse First Boston

Institutional Securities

Assets under management	31.3	35.2	41.7	(11.1)	(24.9)

of which Private Equity on behalf of clients (discretionary)	20.9	24.7	29.3	(15.4)	(28.7)

Client assets	83.9	86.8	121.7	(3.3)	(31.1)

CSFB Financial Services

Assets under management	486.5	500.2	640.5	(2.7)	(24.0)

of which discretionary	297.2	313.8	393.6	(5.3)	(24.5)

Client assets	986.7	1'000.3	1'214.2	(1.4)	(18.7)

Credit Suisse First Boston

Assets under management	517.8	535.4	682.2	(3.3)	(24.1)

of which discretionary	325.5	346.3	428.2	(6.0)	(24.0)

Client assets	1'070.6	1'087.1	1'335.9	(1.5)	(19.9)

Credit Suisse Group

Assets under management	1'195.3	1'221.8	1'430.6	(2.2)	(16.4)

of which discretionary	590.2	615.5	707.1	(4.1)	(16.5)

Client assets	1'793.2	1'821.0	2'138.2	(1.5)	(16.1)

Net new assets

				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF bn	4Q2002	3Q2002	4Q2001	3Q2002	4Q2001	2002	2001	2001

Credit Suisse Financial Services

Private Banking	0.5	3.4	8.6	(85.3)	(94.2)	18.7	35.7	(47.6)

Corporate & Retail Banking	0.2	(2.3)	0.9	–	(77.8)	(3.2)	1.3	–

Life & Pensions	(1.3)	0.4	1.8	–	–	3.4	5.0	(32.0)

Credit Suisse Financial Services	(0.6)	1.5	11.3	–	–	18.9	42.0	(55.0)

Credit Suisse First Boston

Institutional Securities	–	(3.0)	0.5	–	–	1.9	0.5	280.0

CSFB Financial Services 1)	(6.0)	(12.2)	6.7	(50.8)	–	(23.4)	25.0	–

Credit Suisse First Boston	(6.0)	(15.2)	7.2	(60.5)	–	(21.5)	25.5	–

Credit Suisse Group	(6.6)	(13.7)	18.5	(51.8)	–	(2.6)	67.5	–

Certain reclassifications have been made to conform to the current presentation.

1) Net new discretionary assets for institutional asset management.

Group Executive Board, effective January 1, 2003

Oswald J. Grübel Co-CEO Credit Suisse Group; Chief Executive Officer Credit Suisse Financial Services

John J. Mack Co-CEO Credit Suisse Group; Chief Executive Officer Credit Suisse First Boston

Hans-Ulrich Doerig Vice-Chairman of the Group Executive Board; Head of Corporate Center, Credit Suisse Group

Brady W. Dougan Co-President, Institutional Securities, Credit Suisse First Boston

Brian D. Finn Co-President, Institutional Securities, Credit Suisse First Boston

David P. Frick General Counsel, Credit Suisse Group

Ulrich Körner Chief Financial Officer, Credit Suisse Financial Services

Jeffrey M. Peek Head of CSFB Financial Services, Credit Suisse First Boston

Philip K. Ryan Chief Financial Officer, Credit Suisse Group

Richard E. ThornburghChief Risk Officer, Credit Suisse Group

Stephen R. Volk Chairman, Credit Suisse First Boston

Alex W. Widmer Head of Private Banking, Credit Suisse Financial Services

RISK MANAGEMENT

Credit Suisse Group‘s overall position risks fell by 9% in the fourth quarter 2002 versus the previous quarter, predominantly due to further equity position reductions, lower foreign exchange risks and a substantial reduction of exposures in Brazil. Credit Suisse First Boston‘s average trading risks were lower as a consequence of reduced credit spread positions. The Group‘s credit risk exposures declined by 6% quarter-on-quarter.

Overall risk trends
Economic Risk Capital (ERC) is an emerging best practice tool for measuring and reporting all quantifiable risks across a financial organization on a consistent and comprehensive basis. It is referred to as “economic” because it treats positions solely on an economic basis, irrespective of differences in accounting or regulatory treatment. Credit Suisse Group has invested significant resources in developing this tool over the last few years to achieve several objectives: to better assess the composition and trend of our risk portfolio; to provide a benchmark for risk/return analysis by business; to improve risk control and limits; to support a target credit rating; and to allocate capital. ERC is defined as the economic capital needed to remain solvent even under extreme market, business and operational conditions, based on conservative assumptions.

Credit Suisse Group distinguishes between three fundamental sources of risk. Position risk ERC measures the potential unexpected loss in economic value associated with the Group‘s portfolio of positions over a one-year horizon that is exceeded with a given, small probability (1% for daily risk management purposes; 0.03% for capital management purposes). Business risk ERC captures the risk related to the Group‘s commission and fee-based activities by estimating the potential worst-case negative margin that these activities might experience during a severe market downturn. Operational risk ERC represents the estimated worst-case loss resulting from inadequate or failed internal processes and systems, human error or external events.

Position risk ERC constitutes the most important risk category and comprises more than 80% of the overall risk profile. Total 99%, 1-year position risk ERC was down 9% in the fourth quarter 2002 compared with the previous quarter, due primarily to further equity position reductions and reductions in the foreign exchange and emerging markets areas. As highlighted in the table below, Credit Suisse Group has substantially reduced its position risk profile over the course of 2002, predominantly through a significant reduction in its equity market-related risks. Other notable developments include a substantial reduction in emerging market risks, due mainly to lower positions in Brazil, and a material reduction in foreign exchange rate risks, primarily due to a reduction of the foreign exchange risks embedded in the investment portfolios of the Winterthur units. At the end of the fourth quarter of 2002, 53% of the Group‘s position risk ERC was with Credit Suisse First Boston, 42% with Credit Suisse Financial Services (of which 66% was with the insurance units and 34% was with the banking units) and 5% with the Corporate Center.

Key Position Risk Trends

	In CHF m	Change in % from		Change Analysis: Brief Summary

	4Q2002	3Q2002	4Q2001	4Q2002 vs 3Q2002

Interest Rate, Credit Spread & Foreign Exchange ERC	3'666	(15%)	(21%)	Driven by a reduction in foreign exchange risk at the Winterthur units

Equity Investment ERC	3'674	(9%)	(65%)	Driven by the sale of strategic investments

Swiss & Retail Lending ERC	2'097	0%	(9%)	No material change

International Lending ERC	3'840	(2%)	(4%)	No material change

Emerging Markets ERC	1'977	(15%)	(26%)	Predominantly from position reductions in Brazil

Real Estate ERC & Structured Asset ERC 1)	3'953	(8%)	(10%)	Continued reduction in legacy commercial real estate exposures in the US

Insurance Underwriting ERC	819	(2%)	9%	Sale of Winterthur Portugal

Simple Sum across Risk Categories	20'025	(8%)	(32%)	Lower Equity and Emerging Markets ERC

Diversification Benefit	(6'723)	(7%)	(41%)	In line with overall risk reduction

Total Position Risk ERC	13'303	(9%)	(26%)	Lower Equity and Emerging Markets ERC

For a more detailed description of the Group‘s ERC model, please refer to our Annual Report 2001, which is available on our website www.credit-suisse.com. Note that comparatives have been restated for methodology changes in order to maintain consistency over time.

1) This category comprises the Real Estate investments of Winterthur, CSFB‘s Commerical Real Estate exposures, CSFB‘s Residential Real Estate exposures, CSFB‘s Asset-Backed-Securities exposures as well as the Real Estate Acquired at Auction and Real Estate For Own Use in Switzerland.

Trading risks
The average 1-day, 99% VaR at Credit Suisse First Boston in the fourth quarter of 2002 was USD 39.4 million compared to USD 43.7 million during the third quarter of 2002. The VaR reduction during the fourth quarter was attributable to a reduction in overall credit spread positions. As shown in the backtesting chart, Credit Suisse First Boston had no backtesting exceptions in the fourth quarter of 2002. Over the last 12 months, Credit Suisse First Boston had one backtesting exception (on average, an accurate 1-day, 99% VaR model would have 2.5 exceptions per annum).

Credit risk exposure
Credit risk exposure declined across nearly all product areas at both business units during the fourth quarter 2002, with a total reduction for the Group of 6% quarter-on-quarter. Credit risk exposures at Credit Suisse Financial Services were slightly lower across all product areas. The decrease at Credit Suisse First Boston was due partially to a weakening of the US dollar as well as a reduction in lending products.

There was an overall increase in impaired loans for the Group versus the end of the third quarter due to a reclassification of the BZ Group exposure from a repurchase agreement to a loan. Excluding this reclassification, impaired loans across the Group declined during the fourth quarter 2002. The increase in non-performing loans at Credit Suisse First Boston was partially offset by a decrease in non-performing loans at Credit Suisse Financial Services. While coverage of non-performing loans deteriorated, coverage of impaired loans improved during the fourth quarter 2002. The quality of the Group‘s credit risk exposure remained stable during the fourth quarter 2002 versus the previous quarter and year-end 2001.

CSFB trading exposures (99% 1-day VaR)

in USD m	4Q2002	3Q2002	2Q2002	1Q2002

Total VaR

Period end	41.3	38.9	59.3	52.5

Average	39.4	43.7	46.4	49.2

Maximum	46.5	57.4	59.3	61.2

Minimum	31.9	37.6	36.8	40.2

in USD m	31.12.02	30.09.02	30.06.02	31.03.02

VaR by risk type

Interest rate	48.3	59.3	54.7	59.7

Foreign exchange	10.8	7.6	18.7	7.5

Equity	10.1	12.1	16.5	17.2

Commodity	1.0	1.2	0.5	0.6

Subtotal	70.2	80.2	90.4	85.0

Diversification benefit	(28.9)	(41.3)	(31.1)	(32.5)

Total	41.3	38.9	59.3	52.5

Credit Suisse First Boston computes these VaR estimates separately for each risk type and for the whole portfolio using the historical simulation methodology. Diversification benefit reflects the net difference between the sum of the 99% percentile loss for each risk type and for the total portfolio.

Total credit risk exposure 1)

	Credit Suisse Financial Services			Credit Suisse First Boston			Credit Suisse Group

in CHF m	31.12.02	30.09.02	31.12.01	31.12.02	30.09.02	31.12.01	31.12.02	30.09.02	31.12.01

Due from banks 2)	32'752	34'085	35'560	44'016	49'626	40'931	39'469	44'927	40'084

Due from customers and mortgages 2)	132'353	134'324	134'796	82'395	88'676	87'438	213'206	221'907	221'108

Total due from banks and customers, gross 2)	165'105	168'409	170'356	126'411	138'302	128'369	252'675	266'834	261'192

Contingent liabilities	12'349	12'429	13'849	27'862	29'826	32'286	39'104	40'998	43'586

Irrevocable commitments	1'763	1'843	945	84'287	96'938	128'918	86'051	98'781	129'864

Total banking products	179'217	182'681	185'150	238'560	265'066	289'573	377'830	406'613	434'642

Derivative instruments 3)	2'375	1'906	1'635	54'243	60'967	51'160	54'757	61'356	51'029

Securities lending – banks	0	291	0	0	0	71	0	291	71

Securities lending – customers	0	0	0	64	15	5	64	15	5

Reverse repurchase agreements – banks	2'270	2'631	968	158'544	157'989	165'930	156'397	155'916	163'666

Reverse repurchase agreements – customers	13'944	14'976	7'122	57'571	62'339	59'801	71'384	77'315	66'921

Total traded products	18'589	19'804	9'725	270'422	281'310	276'967	282'602	294'893	281'692

Total credit risk exposure, gross	197'806	202'485	194'875	508'982	546'376	566'540	660'432	701'506	716'334

Loan valuation allowances and provisions	(4'092)	(4'014)	(5'717)	(3'817)	(3'538)	(3'638)	(7'911)	(7'554)	(9'357)

Total credit risk exposure, net	193'714	198'471	189'158	505'165	542'838	562'902	652'521	693'952	706'977

1) Credit Suisse Financial Services/Credit Suisse First Boston reflect business unit amounts. Total consolidated Credit Suisse Group amounts include adjustments and Corporate Center.

2) Excluding securities lending and reverse repurchase transactions.

3) Positive replacement values considering netting agreements.

Total loan portfolio exposure and allowances and provisions for credit risk 1)

	Credit Suisse Financial Services			Credit Suisse First Boston			Credit Suisse Group

in CHF m	31.12.02	30.09.02	31.12.01	31.12.02	30.09.02	31.12.01	31.12.02	30.09.02	31.12.01

Non-performing loans	3'004	3'412	4'893	3'351	2'104	3'067	6'355	5'516	7'960

Non-interest earning loans	2'108	2'087	2'331	217	274	476	2'325	2'361	2'808

Total non-performing loans	5'112	5'499	7'224	3'568	2'378	3'543	8'680	7'877	10'768

Restructured loans	52	75	114	229	236	0	281	311	114

Potential problem loans	1'723	1'702	2'199	1'685	2'405	2'484	3'408	4'107	4'683

Total other impaired loans	1'775	1'777	2'313	1'914	2'641	2'484	3'689	4'418	4'797

Total impaired loans	6'887	7'276	9'537	5'482	5'019	6'027	12'369	12'295	15'565

Due from banks and customers, gross	165'105	168'409	170'356	126'411	138'302	128'369	252'675	266'834	261'192

Valuation allowances	4'053	3'999	5'709	3'647	3'376	3'553	7'703	7'377	9'264

of which on principal	3'201	3'092	4'324	3'416	3'132	3'227	6'617	6'224	7'553

of which on interest	852	907	1'385	231	244	326	1'086	1'153	1'711

Due from banks and customers, net	161'052	164'410	164'647	122'764	134'926	124'816	244'972	259'457	251'928

Provisions for contingent liabilities and irrevocable commitments	39	15	8	170	162	85	208	177	93

Total valuation allowances and provisions	4'092	4'014	5'717	3'817	3'538	3'638	7'911	7'554	9'357

Ratios

Valuation allowances as % of total non-performing loans	79.3%	72.7%	79.0%	102.2%	142.0%	100.3%	88.7%	93.7%	86.0%

Valuation allowances as % of total impaired loans	58.9%	55.0%	59.9%	66.5%	67.3%	59.0%	62.3%	60.0%	59.5%

1) Credit Suisse Financial Services/Credit Suisse First Boston reflect business unit amounts. Total consolidated Credit Suisse Group amounts include adjustments and Corporate Center.

REVIEW OF BUSINESS UNITS | CREDIT SUISSE FINANCIAL SERVICES

Credit Suisse Financial Services recorded a net profit of CHF 705 million and a net operating profit, excluding the amortization of acquired intangible assets, goodwill, exceptional items and the cumulative effect of a change in accounting principles, of CHF 535 million in the fourth quarter of 2002. Winterthur returned to profitability due to a satisfactory operating performance and the positive impact of a change in accounting principles. Private Banking recorded a slightly higher profit than in the third quarter, despite project costs and low transaction-based income. For the full year 2002, Credit Suisse Financial Services recorded a net loss of CHF 165 million and a net operating loss of CHF 136 million.

Credit Suisse Financial Services recorded a net profit of CHF 705 million in the fourth quarter of 2002 and a net loss of CHF 165 million for the full year, versus a net profit of CHF 3.6 billion for 2001. The insurance segments reported investment income of CHF 1.4 billion in 2002, compared to CHF 7.0 billion in 2001. The lower investment income had a CHF 3.3 billion impact on net operating profit (CHF 1.6 billion for Life & Pensions and CHF 1.7 billion for Insurance) compared with 2001. In the fourth quarter of 2002, Credit Suisse Financial Services’ net profit benefited from the recognition of deferred tax assets on net operating losses as a result of a change in accounting principles in the amount of CHF 472 million for the financial year 2002, as well as the cumulative effect of CHF 266 million from prior years, primarily at Winterthur. Exceptional items of CHF 73 million were recognized in the fourth quarter of 2002 as a result of focusing the European initiative on private banking clients. For the full year 2002, exceptional items totaled CHF 192 million.

Assets under management declined 1.3% to CHF 677.5 billion in the fourth quarter 2002 and were down 9.5% versus year-end 2001 due primarily to weak equity markets and the foreign exchange impact. The business unit recorded a CHF 0.6 billion net outflow of assets in the fourth quarter of 2002. A net asset inflow in the banking units was more than offset by an outflow at Life & Pensions, reflecting selective underwriting and renewals. For the full year 2002, Credit Suisse Financial Services reported net new assets of CHF 18.9 billion, corresponding to 2.5% of assets under management.

Private Banking
In the fourth quarter of 2002, Private Banking reported a segment profit of CHF 339 million, up 12% versus the previous quarter, and of CHF 1.8 billion in 2002, down 23% versus 2001. The net margin stood at 33.7 bp in 2002, compared with 42.3 bp in 2001. Operating income rose 3% versus the third quarter to CHF 1.5 billion, but was still below the average of the previous quarters due to investor passivity and a reduced asset base. In 2002, operating income stood at CHF 6.5 billion, down 11% on 2001. Operating expenses increased 2% against the previous quarter, due mainly to project costs. In 2002, operating expenses decreased CHF 162 million or 4% versus the previous year.

Net new assets amounted to CHF 0.5 billion in the fourth quarter of 2002, impacted by increased attention surrounding Credit Suisse Group‘s financial performance in the course of 2002. In 2002, net new assets of CHF 18.7 billion were recorded, corresponding to 3.4% of assets under management, versus CHF 35.7 billion in 2001. At year-end 2002, assets under management stood at CHF 488.0 billion, down 10.8% versus year-end 2001 and down 1.3% versus September 30, 2002, due mainly to market performance and the foreign exchange impact.

Private Banking further realigned its European initiative during the fourth quarter of 2002 to focus on high-net-worth individuals and reduce the significant cost of pursuing a broader strategy. In Switzerland, the realignment of the private client business was implemented as of January 1, 2003. This entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking to better focus the Swiss platform and delivery of services. In Asia, the Middle East and Latin America, Private Banking continued to achieve above-average growth. Furthermore, Clariden Bank acquired PBS Privat Bank Schweiz in November 2002.

In the fourth quarter 2002, Private Banking again launched a number of innovative products, including its Total Performance Strategy (TOPS), which are short-term bond funds with a reduced interest rate risk, and the PODIUM note, a bear market product based on a basket of selected stocks, offering bond-like capital protection.

The lower asset base of Private Banking at year-end 2002 will negatively affect operating income in 2003. The management of costs will therefore remain a high priority for Private Banking.

Corporate & Retail Banking
Corporate & Retail Banking posted a segment profit of CHF 46 million in the fourth quarter 2002, down 55% on the previous quarter, and of CHF 363 million in 2002, up 19% versus the previous year. Operating income declined 7% quarter-on-quarter due, in particular, to a decrease in transaction-related commission income. Compared with the previous year, operating income increased by 2%.

In 2002, the net interest margin stood at 235 bp, up from 226 bp in 2001. The net asset outflow of CHF 3.2 billion in 2002 was mainly attributable to volatility in the account balances of corporate clients. Assets under management stood at CHF 48.0 billion at year-end 2002. Fourth quarter operating expenses rose 8% versus the previous quarter to CHF 421 million. This increase was mainly attributable to project costs. However, cost reduction measures resulted in lower operating expenses for the full year, down 2% to CHF 1.6 billion. The cost/income ratio stood at 68.7% in 2002, compared with 71.1% in 2001. The return on average allocated capital increased 1.5 percentage points compared to 2001, to stand at 9.3%.

The overall risk profile of the credit portfolio improved in 2002 as a result of a cautious lending policy and active credit portfolio management. However, the provisions recorded were CHF 127 million above the statistical valuation adjustments due, in particular, to exceptional additional provisions on account of the anticipated liquidation of certain positions.

The realignment of the Swiss private client business was implemented as of January 1, 2003. This entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking to better focus the Swiss platform and delivery of services. Direct Trade Finance, a platform offering efficient, centralized access to all trade finance transactions online, was launched in the fourth quarter of 2002. In the future, Credit Suisse will concentrate its online banking products and services on its core offering, Direct Net. The online brokerage service youtrade was therefore discontinued as of the end of January 2003.

Due to the prevailing weak economic environment, Corporate & Retail Banking remains cautious about its outlook for 2003. The segment does not anticipate volume growth in the corporate banking business, and higher credit losses may occur. As a consequence, Corporate & Retail Banking will continue to strictly control expenses.

Life & Pensions
Life & Pensions reported a segment loss of CHF 1.4 billion for the full year 2002 and a segment profit of CHF 93 million for the fourth quarter. The full year loss reflects a CHF 3.3 billion decline in investment income, with an impact on the segment result of CHF 1.6 billion compared to 2001. The fourth quarter investment income amounted to CHF 333 million, up 8% versus the previous quarter, and improved in particular in countries where the investment risk is mainly borne by Life & Pensions. Equity exposure was reduced from 19% as of December 31, 2001, to 8% as of December 31, 2002. A large proportion of the existing exposure reflects a direct participation by the policyholders, decreasing the impact on results and earnings volatility. The fourth quarter result benefited from the first-time recognition of deferred tax assets on net operating losses in the amount of CHF 220 million for 2002.

Life & Pensions reported gross premiums written of CHF 19.0 billion for 2002, reflecting 9% growth (10% adjusted for acquisitions, divestitures and exchange rate impacts) versus 2001. The units in Switzerland, the UK and Italy were the main contributors to this significant growth. New business accounted for 39% of the gross premiums written in 2002. Net new assets amounted to CHF 3.4 billion for the year, versus CHF 5.0 billion in 2001. The net asset outflow of CHF 1.3 billion in the fourth quarter 2002 reflects the move towards selective underwriting and renewals.

Operating expenses, comprising acquisition and non-deferrable costs, amounted to CHF 2.2 billion in 2002, up CHF 311 million versus 2001, reflecting the strong premium growth and additional DAC (deferred acquisition costs) and PVFP (present value of future profits) writedowns of CHF 292 million due to a change in the long-term assumptions regarding investment income. Excluding these writedowns, the expense ratio for 2002 was 9.9%, down from 10.9% in 2001. Including these writedowns, the expense ratio for 2002 stood at 11.5%.

In 2002, Life & Pensions finalized the divestiture of its French and Austrian operations, announced the sale of its operations in Portugal, and acquired the business of Premier Life Ltd.

The Swiss government‘s reduction of the guaranteed rate of return for the employee benefit business from 4% to 3.25%, effective January 1, 2003, will only partially alleviate the impact of the adverse business environment for group life insurers.

Life & Pensions remains exposed to the volatility of the financial markets due to the nature of its business. However, through the implementation of cost reduction measures as well as efforts to increase its share of capital-light products and to focus on its core markets, it aims to mitigate the impact of market volatility.

Insurance
Insurance reported a segment loss of CHF 992 million in 2002 and a segment profit of CHF 6 million for the fourth quarter. The full year loss reflects a CHF 2.2 billion decline in investment income, with an impact on the segment result of CHF 1.7 billion compared to 2001. Investment income amounted to CHF 59 million in the fourth quarter. Insurance reduced its proportion of equity investments from 17% as of December 31, 2001, to 7% as of December 31, 2002. The fourth quarter result benefited from the first-time recognition of deferred tax assets on net operating losses in the amount of CHF 276 million but was adversely affected by charges for discontinued and divested businesses with an impact on the segment result of CHF 90 million.

In 2002, Insurance increased its net premiums earned by 5% (9% adjusted for acquisitions, divestitures and exchange rate impacts), due in part to strong rate increases.

Insurance reported a significant improvement of CHF 720 million in its underwriting results in 2002. This improvement was due primarily to a decrease in the combined ratio of 2.2 percentage points, from 105.6% in 2001 to 103.4% in 2002. The claims ratio improved 1.9 percentage points to 74.8% in 2002, due to clear progress in North America, the UK, and Italy as well as Insurance‘s withdrawal from lines and businesses where performance was unsatisfactory. The motor insurance business produced particularly good results, with an improvement in the claims ratio of more than 6 percentage points. The claims ratio in Switzerland and Germany deteriorated in 2002 – primarily in the fourth quarter – due to storms and flooding. In 2002, the segment‘s expense ratio improved by 0.3 percentage points versus the previous year to 28.6%, following cost saving measures. Despite this progress, further measures are planned to reduce administration costs.

In 2002, Insurance finalized the divestitures of its French and Austrian operations and announced the sale of its Portuguese operations. With a favorable pricing environment in insurance markets, continuing initiatives to reduce costs and the withdrawal from businesses with unsatisfactory results, Insurance believes it is positioned to return to profitability in 2003 based on current investment income.

Credit Suisse Financial Services business unit income statement 1)

				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m	4Q2002	3Q2002	4Q2001	3Q2002	4Q2001	2002	2001	2001

Operating income 2)	3'517	2'289	3'582	54	(2)	11'830	15'382	(23)

Personnel expenses	1'405	1'443	1'244	(3)	13	5'765	5'639	2

Other operating expenses	897	845	1'065	6	(16)	3'465	3'686	(6)

Operating expenses	2'302	2'288	2'309	1	0	9'230	9'325	(1)

Gross operating profit	1'215	1	1'273	–	(5)	2'600	6'057	(57)

Depreciation of non-current assets	256	141	218	82	17	733	581	26

Amortization of Present Value of Future Profits (PVFP)	62	119	78	(48)	(21)	267	237	13

Valuation adjustments, provisions and losses	105	91	48	15	119	390	383	2

Net operating profit/(loss) before extraordinary and exceptional items, cumulative effect of change in accounting principle and taxes	792	(350)	929	–	(15)	1'210	4'856	(75)

Extraordinary income/(expenses), net	24	6	8	300	200	48	25	92

Taxes 3) 4)	(332)	(693)	(151)	(52)	120	(1'525)	(1'113)	37

Net operating profit/(loss) before exceptional items, cumulative effect of change in accounting principle and minority interests	484	(1'037)	786	–	(38)	(267)	3'768	–

Amortization of acquired intangible assets and goodwill	(37)	(27)	(52)	37	(29)	(139)	(116)	20

Exceptional items	(73)	(119)	0	(39)	–	(192)	0	–

Tax impact	14	1	1	–	–	16	2	–

Cumulative effect of change in accounting principle 3)	266	–	–	–	–	266	–	–

Net profit/(loss) before minority interests	654	(1'182)	735	–	(11)	(316)	3'654	–

Minority interests	51	17	22	200	132	151	(69)	–

Net profit/(loss)	705	(1'165)	757	–	(7)	(165)	3'585	–

1) Certain reclassifications have been made to conform to the current presentation. The business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. The exceptional items relate to focusing the European initiative on private banking clients. For a complete reconciliation of the business unit results to the Group‘s consolidated results and a discussion of the material reconciling items, please refer to pages 33-36.

2) For the purpose of the consolidated financial statements, operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from the insurance business.

3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. If the change in accounting principle had not been adopted in 4Q2002, taxes would have been CHF -804 m for 4Q2002. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002, 3Q2002 and 4Q2001 of CHF -649 m, CHF -594 m and CHF -210 m, respectively, and CHF-1,153 m for the 12 months 2001.

4) Excluding tax impact on amortization of acquired intangible assets and goodwill as well as exceptional items.

Reconciliation to net operating profit/(loss)

				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m	4Q2002	3Q2002	4Q2001	3Q2002	4Q2001	2002	2001	2001

Net profit/(loss)	705	(1'165)	757	–	(7)	(165)	3'585	–

Amortization of acquired intangible assets and goodwill 1)	37	27	52	37	(29)	119	116	3

Exceptional items	73	119	0	(39)	–	192	0	–

Tax impact	(14)	(1)	(1)	–	–	(16)	(2)	–

Cumulative effect of change in accounting principle	(266)	–	–	–	–	(266)	–	–

Net operating profit/(loss)	535	(1'020)	808	–	(34)	(136)	3'699	–

1) Excluding a CHF 20 m write-off in 2Q2002 relating to a participation.

Credit Suisse Financial Services business unit key information

				12 months

	4Q2002	3Q2002	4Q2001	2002	2001

Cost/income ratio 1)	75.0%	116.3%	72.7%	87.6%	65.9%

Cost/income ratio (operating) 2) 3)	72.7%	106.1%	70.5%	84.2%	64.4%

Cost/income ratio (operating), banking 2)	71.1%	69.4%	65.7%	65.1%	61.6%

Return on average allocated capital 1)	20.8%	(38.9%)	24.2%	(2.6%)	26.3%

Return on average allocated capital (operating) 2) 4)	15.4%	(34.1%)	25.8%	(2.3%)	27.1%

Average allocated capital in CHF m	12'600	12'161	12'170	12'334	13'883

Growth in assets under management	(1.3%)	(3.8%)	5.8%	(9.5%)	2.5%

of which net new assets	(0.1%)	0.2%	1.6%	2.5%	5.8%

of which market movement and structural effects	(1.3%)	(4.1%)	3.8%	(11.8%)	(4.2%)

of which acquisitions/(divestitures)	0.1%	0.1%	0.4%	(0.2%)	0.9%

of which discretionary	(0.7%)	(0.6%)	2.6%	(1.9%)	n/a

			31.12.02	30.09.02	31.12.01

Assets under management in CHF bn			677.5	686.4	748.4

Number of employees			53'755	54'218	51'668

1) Based on the business unit results including certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segments. Please refer to pages 33-36.

2) Based on the results of the separate segments comprising the business unit, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segments. Please refer to pages 33-36.

3) Excluding amortization of PVFP from the insurance business within Credit Suisse Financial Services.

4) Excluding cumulative effect of change in accounting principle.

Overview of business unit Credit Suisse Financial Services 1)

					Credit

		Corp. &			Suisse

	Private	Retail	Life &		Financial

4Q2002, in CHF m	Banking	Banking	Pensions	Insurance	Services

Operating income 2)	1'477	575	909	556	3'517

Personnel expenses	565	234	247	359	1'405

Other operating expenses	386	187	138	186	897

Operating expenses	951	421	385	545	2'302

Gross operating profit	526	154	524	11	1'215

Depreciation of non-current assets	62	25	90	79	256

Amortization of Present Value of Future Profits (PVFP)	–	–	60	2	62

Valuation adjustments, provisions and losses	33	72	–	–	105

Net operating profit before extraordinary and exceptional items, cumulative effect of change in accounting principle and taxes	431	57	374	(70)	792

Extraordinary income/(expenses), net	23	1	0	0	24

Taxes 3)	(115)	(12)	(281)	76	(332)

Net operating profit before exceptional items, cumulative effect of change in accounting principle and minority interests	339	46	93	6	484

Amortization of acquired intangible assets and goodwill					(37)

Exceptional items					(73)

Tax impact					14

Cumulative effect of change in accounting principle					266

Net profit before minority interests					654

Minority interests					51

Net profit					705

Average allocated capital 4)	3'317	3'802	5'481		12'600

1) The business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. The exceptional items relate to focusing the European initiative on private banking clients. For a complete reconciliation of the business unit results to the Group‘s consolidated results and a discussion of the material reconciling items, please refer to pages 33-36.

2) Operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from the insurance business.

3) Excluding tax impact on amortization of acquired intangible assets and goodwill as well as exceptional items.

4) Life & Pensions and Insurance segment amount represents the average shareholders‘ equity of «Winterthur» Swiss Insurance Company.

Private Banking income statement 1)

					Change	Change			Change
					in % from	in % from	12 months		in % from

in CHF m		4Q2002	3Q2002	4Q2001	3Q2002	4Q2001	2002	2001	2001

Net interest income		414	400	500	4	(17)	1'691	1'976	(14)

Net commission and service fee income		930	955	1'060	(3)	(12)	4'214	4'519	(7)

Net trading income		118	72	153	64	(23)	495	640	(23)

Other ordinary income		15	13	22	15	(32)	61	110	(45)

Operating income		1'477	1'440	1'735	3	(15)	6'461	7'245	(11)

Personnel expenses		565	576	570	(2)	(1)	2'393	2'502	(4)

Other operating expenses		386	352	420	10	(8)	1'469	1'522	(3)

Operating expenses		951	928	990	2	(4)	3'862	4'024	(4)

Gross operating profit		526	512	745	3	(29)	2'599	3'221	(19)

Depreciation of non-current assets		62	82	99	(24)	(37)	253	215	18

Valuation adjustments, provisions and losses 2)		33	21	(41)	57	–	97	75	29

Net operating profit before extraordinary and exceptional items, cumulative effect of change in accounting principle and taxes		431	409	687	5	(37)	2'249	2'931	(23)

Extraordinary income/(expenses), net		23	2	8	–	188	44	12	267

Taxes 3)		(115)	(108)	(116)	6	(1)	(531)	(642)	(17)

Net operating profit before exceptional items, cumulative effect of change in accounting principle and minority interests (segment result)		339	303	579	12	(41)	1'762	2'301	(23)

Increased/(decreased) credit-related valuation adjustments	2)	(13)	16	(6)			(7)	(25)

1) Certain reclassifications have been made to conform to the current presentation. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results.

2) Increased/(decreased) valuation adjustments taken at Group level resulting from the difference between the statistical and actual credit provisions.

3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. If the change in accounting principle had not been adopted in 4Q2002, taxes would have been CHF -92 m for 4Q2002.

Private Banking balance sheet information

				Change	Change

				in % from	in % from

in CHF m	31.12.02	30.09.02	31.12.01	30.09.02	31.12.01

Total assets	169'414	174'881	170'364	(3)	(1)

Due from customers	36'468	38'356	31'410	(5)	16

Mortgages	44'832	44'126	42'008	2	7

Private Banking key information

				12 months

	4Q2002	3Q2002	4Q2001	2002	2001

Cost/income ratio 1)	68.6%	70.1%	62.8%	63.7%	58.5%

Average allocated capital in CHF m	3'317	3'599	3'233	3'461	3'259

Pre-tax margin 1)	30.7%	28.5%	40.1%	35.5%	40.6%

Fee income/operating income	63.0%	66.3%	61.1%	65.2%	62.4%

Net new assets in CHF bn	0.5	3.4	8.6	18.7	35.7

Growth in assets under management	(1.3%)	(4.4%)	6.2%	(10.8%)	1.8%

of which net new assets	0.1%	0.7%	1.7%	3.4%	6.6%

of which market movement and structural effects	(1.5%)	(5.1%)	4.0%	(14.2%)	(6.1%)

of which acquisitions/(divestitures)	0.1%	–	0.5%	0.1%	1.3%

Net margin 2)	27.2 bp	24.0 bp	43.6 bp	33.7 bp	42.3 bp

Gross margin 3)	118.3 bp	114.2 bp	130.7 bp	123.4 bp	133.3 bp

			31.12.02	30.09.02	31.12.01

Assets under management in CHF bn			488.0	494.5	546.8

Number of employees			14'923	15'249	14'818

1) Based on the segment results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segment.

2) Net operating profit before exceptional items, cumulative effect of change in accounting principle and minority interests (segment result)/average assets under management.

3) Operating income/average assets under management.

Corporate & Retail Banking income statement 1)

					Change	Change			Change
					in % from	in % from	12 months		in % from

in CHF m		4Q2002	3Q2002	4Q2001	3Q2002	4Q2001	2002	2001	2001

Net interest income		418	423	413	(1)	1	1'672	1'658	1

Net commission and service fee income		102	126	108	(19)	(6)	478	461	4

Net trading income		56	66	60	(15)	(7)	249	250	0

Other ordinary income		(1)	0	2	–	–	36	29	24

Operating income		575	615	583	(7)	(1)	2'435	2'398	2

Personnel expenses		234	237	235	(1)	0	939	1'000	(6)

Other operating expenses		187	152	161	23	16	646	620	4

Operating expenses		421	389	396	8	6	1'585	1'620	(2)

Gross operating profit		154	226	187	(32)	(18)	850	778	9

Depreciation of non-current assets		25	27	39	(7)	(36)	89	84	6

Valuation adjustments, provisions and losses 2)		72	70	89	3	(19)	293	308	(5)

Net operating profit before extraordinary items, cumulative effect of change in accounting principle and taxes		57	129	59	(56)	(3)	468	386	21

Extraordinary income/(expenses), net		1	4	0	(75)	–	4	13	(69)

Taxes 3)		(12)	(31)	(14)	(61)	(14)	(109)	(94)	16

Net operating profit before cumulative effect of change in accounting principle and minority interests (segment result)		46	102	45	(55)	2	363	305	19

Increased/(decreased) credit-related valuation adjustments	2)	98	15	16			127	47

1) Certain reclassifications have been made to conform to the current presentation. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill not allocated to the segments are included in the business unit results.

2) Increased/(decreased) valuation adjustments taken at Group level resulting from the difference between the statistical and actual credit provisions.

3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses, which did not have an impact on the taxes reported.

Corporate & Retail Banking balance sheet information

				Change	Change

				in % from	in % from

in CHF m	31.12.02	30.09.02	31.12.01	30.09.02	31.12.01

Total assets	70'951	72'658	72'372	(2)	(2)

Due from customers	26'292	27'483	28'889	(4)	(9)

Mortgages	35'267	35'592	34'279	(1)	3

Due to customers in savings and investment deposits	17'952	17'586	17'631	2	2

Due to customers, other	26'402	26'686	29'218	(1)	(10)

Corporate & Retail Banking key information

				12 months

	4Q2002	3Q2002	4Q2001	2002	2001

Cost/income ratio 1)	77.6%	67.6%	74.6%	68.7%	71.1%

Return on average allocated capital 1)	4.8%	10.5%	4.6%	9.3%	7.8%

Average allocated capital in CHF m	3'802	3'893	3'901	3'898	3'905

Pre-tax margin 1)	10.1%	21.6%	10.1%	19.4%	16.6%

Personnel expenses/operating income	40.7%	38.5%	40.3%	38.6%	41.7%

Net interest margin	233 bp	238 bp	228 bp	235 bp	226 bp

Loan growth	(2.4%)	(1.4%)	0.2%	(2.5%)	(1.4%)

Net new assets in CHF bn	0.2	(2.3)	0.9	(3.2)	1.3

			31.12.02	30.09.02	31.12.01

Deposit/loan ratio			72.1%	70.2%	74.2%

Assets under management in CHF bn			48.0	47.8	55.9

Number of employees			6'702	6'818	6'898

Number of branches			223	223	227

1) Based on the segment results, which exclude certain acquisition-related costs not allocated to the segment.

Life & Pensions income statement 1)

				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m	4Q2002	3Q2002	4Q2001	3Q2002	4Q2001	2002	2001	2001

Gross premiums written	4'218	4'543	4'899	(7)	(14)	19'019	17'413	9

Reinsurance ceded	(14)	171	(61)	–	(77)	(40)	(210)	(81)

Net premiums written	4'204	4'714	4'838	(11)	(13)	18'979	17'203	10

Change in provision for unearned premiums	29	8	(5)	263	–	(4)	(15)	(73)

Net premiums earned	4'233	4'722	4'833	(10)	(12)	18'975	17'188	10

Death and other benefits incurred	(5'373)	(2'672)	(3'234)	101	66	(14'692)	(12'167)	21

Change in provision for future policyholder benefits (technical)	1'116	(2'506)	(2'059)	–	–	(5'750)	(6'572)	(13)

Change in provision for future policyholder benefits (separate account) 2)	80	1'104	(652)	(93)	–	1'730	1'115	55

Dividends to policyholders incurred	738	207	458	257	61	1'758	(287)	–

Acquisition cost (incl. change in DAC/PVFP)	(160)	(358)	(141)	(55)	13	(716)	(556)	29

Non-deferrable cost	(409)	(333)	(311)	23	32	(1'463)	(1'312)	12

Investment income general account	333	309	663	8	(50)	1'438	4'766	(70)

Investment income separate account 2)	(80)	(1'104)	652	(93)	–	(1'730)	(1'115)	55

Interest received and paid	(39)	(30)	(67)	30	(42)	(92)	(139)	(34)

Interest on bonuses credited to policyholders	(41)	(29)	(36)	41	14	(146)	(135)	8

Other income/(expenses)	(24)	5	2	–	–	74	(53)	–

Net operating profit/(loss) before cumulative effect of change in accounting principle and taxes	374	(685)	108	–	246	(614)	733	–

Taxes 3)	(281)	(396)	(28)	(29)	–	(786)	(153)	414

Net operating profit/(loss) before cumulative effect of change in accounting principle and minority interests (segment result)	93	(1'081)	80	–	16	(1'400)	580	–

1) The presentation of segment results differs from the presentation of the Group's consolidated results as it reflects the way the insurance business is managed, which is in line with peers in the insurance industry. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results.

2) This represents the market impact for separate account (or unit-linked) business, where the investment risk is borne by the policyholder.

3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. If the change in accounting principle had not been adopted in 4Q2002, taxes would have been CHF -501 m for 4Q2002.

Life & Pensions key information

				12 months

	4Q2002	3Q2002	4Q2001	2002	2001

Expense ratio 1)	13.4%	14.6%	9.4%	11.5%	10.9%

Growth in gross premiums written	(13.9%)	44.8%	16.0%	9.2%	12.7%

Return on invested assets (excluding separate account business)

Current income	3.6%	3.6%	4.1%	3.9%	4.3%

Realized gains/losses and other income/expenses	(2.5%)	(2.4%)	(1.6%)	(2.5%)	0.5%

Total return on invested assets 2)	1.2%	1.2%	2.5%	1.4%	4.8%

Net new assets in CHF bn 3)	(1.3)	0.4	1.8	3.4	5.0

Total sales in CHF m 4)	5'283	5'240	6'172	22'790	22'505

			31.12.02	30.09.02	31.12.01

Assets under management in CHF bn 5)			110.8	113.0	115.2

Technical provisions in CHF m			105'939	108'098	108'326

Number of employees			7'815	7'927	7'755

1) Operating expenses (i.e. acquisition and non-deferrable cost)/net premiums earned.

2) Total investment return on invested assets includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses.

3) Based on change in technical provisions for traditional business, adjusted for technical interests, net inflow of separate account business and change in off-balance sheet business such as funds.

4) Includes gross premiums written and off-balance sheet sales.

5) Based on savings-related provisions for policyholders plus off-balance sheet assets.

Insurance income statement 1)

				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m	4Q2002	3Q2002	4Q2001	3Q2002	4Q2001	2002	2001	2001

Gross premiums written	3'846	3'755	3'685	2	4	18'391	18'412	0

Reinsurance ceded	(299)	(232)	(209)	29	43	(1'150)	(1'572)	(27)

Net premiums written	3'547	3'523	3'476	1	2	17'241	16'840	2

Change in provision for unearned premiums and in provision for future policy benefits (health)	485	414	319	17	52	(1'538)	(1'833)	(16)

Net premiums earned	4'032	3'937	3'795	2	6	15'703	15'007	5

Claims and annuities incurred, net	(3'034)	(2'920)	(2'837)	4	7	(11'749)	(11'509)	2

Dividends to policyholders incurred, net	109	(53)	(50)	–	–	106	(311)	–

Acquisition cost (incl. change in DAC/PVFP)	(647)	(630)	(584)	3	11	(2'529)	(2'391)	6

Non-deferrable cost	(481)	(496)	(497)	(3)	(3)	(1'959)	(1'944)	1

Underwriting result, net	(21)	(162)	(173)	(87)	(88)	(428)	(1'148)	(63)

Net investment income	59	110	503	(46)	(88)	(10)	2'217	–

Interest received and paid	(39)	(36)	(39)	8	0	(106)	(98)	8

Other income/(expenses)	(69)	(115)	(216)	(40)	(68)	(349)	(165)	112

Net operating profit/(loss) before cumulative effect of change in accounting principle and taxes	(70)	(203)	75	(66)	–	(893)	806	–

Taxes 2)	76	(158)	7	–	–	(99)	(224)	(56)

Net operating profit/(loss) before cumulative effect of change in accounting principle and minority interests (segment result)	6	(361)	82	–	(93)	(992)	582	–

1) The presentation of segment results differs from the presentation of the Group's consolidated results as it reflects the way the insurance business is managed, which is in line with peers in the insurance industry. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results.

2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. If the change in accounting principle had not been adopted in 4Q2002, taxes would have been CHF -200 m for 4Q2002.

Insurance key information

				12 months

	4Q2002	3Q2002	4Q2001	2002	2001

Combined ratio (excluding dividends to policyholders)	103.2%	102.8%	103.3%	103.4%	105.6%

Claims ratio 1)	75.2%	74.2%	74.8%	74.8%	76.7%

Expense ratio 2)	28.0%	28.6%	28.5%	28.6%	28.9%

Return on invested assets

Current income	3.9%	4.1%	3.9%	4.2%	4.6%

Realized gains/losses and other income/expenses	(3.4%)	(2.5%)	2.4%	(4.3%)	2.3%

Total return on invested assets 3)	0.5%	1.6%	6.3%	(0.1%)	6.9%

			31.12.02	30.09.02	31.12.01

Assets under management in CHF bn			30.7	31.1	30.5

Technical provisions in CHF m			28'745	29'706	27'738

Number of employees			24'315	24'224	22'197

1) Claims and annuities incurred, net/net premiums earned.

2) Operating expenses (i.e. acquisition and non-deferrable cost)/net premiums earned.

3) Total investment return on invested assets includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses.

REVIEW OF BUSINESS UNITS | CREDIT SUISSE FIRST BOSTON

Credit Suisse First Boston recorded a net loss of USD 811 million (CHF 1.3 billion) for the fourth quarter and a net loss of USD 1.2 billion (CHF 1.9 billion) for the full year 2002, including after-tax exceptional items of USD 813 million (CHF 1.3 billion). In addition, this result reflects reduced revenues, against the backdrop of a protracted downturn in the markets, and charges associated with legacy assets. Operating expenses decreased 14% quarter-on-quarter and were down 23% for the full year 2002 compared with 2001. Excluding exceptional items, the cumulative effect of a change in accounting principles and the amortization of acquired intangible assets and goodwill, Credit Suisse First Boston posted a net operating profit of USD 11 million (CHF 15 million) in the fourth quarter and USD 140 million (CHF 219 million) for the full year 2002.

Credit Suisse First Boston posted a net loss of USD 811 million (CHF 1.3 billion) in the fourth quarter, including after-tax exceptional items of USD 813 million (CHF 1.3 billion). This compared with a net loss of USD 425 million (CHF 679 million) in the third quarter 2002 and a net loss of USD 939 million (CHF 1.6 billion) in the fourth quarter of 2001.

For the full year 2002, Credit Suisse First Boston posted a net loss of USD 1.2 billion (CHF 1.9 billion), compared with a net loss of USD 821 million (CHF 1.4 billion) in 2001. Results for 2002 and 2001 include pre-tax exceptional items of USD 890 million (CHF 1.4 billion) and USD 845 million (CHF 1.4 billion), respectively. A change in accounting principles allowing the recognition of deferred tax assets on net operating losses led to the recognition of tax benefits of USD 556 million (CHF 868 million) in 2002. Full year 2002 results also reflect the positive cumulative effect of the change in accounting principles of USD 162 million (CHF 254 million) from prior years.

Excluding exceptional items, the positive cumulative effect of the change in accounting principles and the amortization of acquired intangible assets and goodwill, Credit Suisse First Boston posted a net operating profit of USD 140 million (CHF 219 million) for the full year 2002, compared with USD 530 million (CHF 893 million) in 2001.

The pre-tax exceptional items of USD 890 million (CHF 1.4 billion), or USD 813 million (CHF 1.3 billion) after tax, which occurred in the fourth quarter 2002, comprise a pre-tax loss of USD 86 million (CHF 134 million), or USD 250 million (CHF 390 million) after tax, related to the sale of Pershing; a USD 150 million (CHF 234 million) pre-tax charge for the agreement in principle with US regulators involving research analyst independence and the allocation of IPO shares to executive officers; a USD 450 million (CHF 702 million) pre-tax provision for Credit Suisse First Boston‘s private litigation involving research analyst independence, certain IPO allocation practices, Enron and other related litigation; and a USD 204 million (CHF 319 million) pre-tax charge related to the previously announced USD 500 million cost reduction program. Expenses associated with this cost reduction program include USD 165 million (CHF 257 million) of severance-related costs, USD 21 million (CHF 33 million) of excess facilities costs, and USD 18 million (CHF 28 million) of costs associated with the sale of a 90% participation in its non-core South African equity brokerage business to a management empowerment company in South Africa.

The provision relating to private litigation represents management‘s current estimate after consultation with counsel of the probable aggregate costs associated with such matters. Credit Suisse First Boston believes that it has substantial defenses in these private litigation matters, which are at an early stage. Given that it is difficult to predict the outcome of these matters, where claimants seek large or indeterminate damages or where the cases present novel theories or involve a large number of parties, Credit Suisse First Boston cannot state with confidence what the timing or eventual outcome will actually be. The provision may be subject to revision in the future.

Fourth quarter 2002 operating income was down 11% on the third quarter to USD 2.4 billion (CHF 3.4 billion), primarily due to reduced revenues in the Institutional Securities segment (formerly the Investment Banking segment). The segment‘s Fixed Income division reported the most significant decrease, related primarily to developed markets credit and interest rate products. However, the Investment Banking division reported an increase in operating income in the fourth quarter, principally in the private equity business. Compared with the same period of 2001, the segment‘s fourth quarter operating income fell 13%, with declines across most divisions. For the full year 2002, Credit Suisse First Boston‘s operating income decreased 21% versus 2001, to USD 11.8 billion (CHF 18.4 billion).

As a result of Credit Suisse First Boston‘s continued commitment to cost savings, fourth quarter operating expenses fell 14% versus the previous quarter and were down 13% on the fourth quarter 2001. For the full year 2002, operating expenses declined by 23% or USD 2.7 billion (CHF 5.8 billion) to USD 9.3 billion (CHF 14.5 billion). Much of this cost reduction was driven by a 14% decline in headcount during 2002 and the sale of non-core businesses. Personnel expenses declined 24% compared with 2001, and other operating expenses were down 20%. As previously announced, Credit Suisse First Boston launched a further cost reduction program in the fourth quarter to reduce annual operating expenses by approximately USD 500 million by means of further headcount reductions. The business unit‘s personnel expense/revenue ratio on an operating basis improved from 54.4% in 2001 to 52.6% in 2002.

In January 2003, Credit Suisse First Boston announced a definitive agreement to sell its Pershing operation to The Bank of New York Company, Inc. for USD 2.0 billion (approximately CHF 2.8 billion) in cash, together with the repayment of a USD 480 million (CHF 667 million) subordinated loan and an additional contingent payment of up to USD 50 million (CHF 70 million) based on future performance. With this transaction, which is expected to close in the first half of 2003 subject to regulatory and other conditions, the regulatory capital of Credit Suisse First Boston and Credit Suisse Group will be increased through the elimination of approximately USD 500 million (CHF 695 million) in goodwill and a reduction of USD 1.6 billion (CHF 2.2 billion) in risk-weighted assets. The 2002 operating income and operating expenses of Pershing amounted to USD 854 million (CHF 1.3 billion) and USD 661 million (CHF 1.0 billion), respectively.

Assets under management, including private equity, totaled USD 372.5 billion (CHF 517.8 billion) as of December 31, 2002, up 3.7% on a US dollar basis from September 30, 2002. This increase reflects foreign exchange movements and a slight recovery in major market indices during the fourth quarter, but was partially offset by net asset outflows. Compared with December 31, 2001, assets under management declined 8.5% on a US dollar basis. Discretionary assets under management as of December 31, 2002, totaled USD 234.1 billion (CHF 325.5 billion) up marginally from September 30, 2002, and down 8.4% versus December 31, 2001, on a US dollar basis. Credit Suisse Asset Management continued to experience performance-related net asset outflows through the fourth quarter. The business unit‘s advisory assets under management were USD 138.3 billion (CHF 192.3 billion) as of December 31, 2002, up 9.0% from September 30, 2002, and down 8.8% versus year-end 2001 on a US dollar basis.

In response to the current market environment, Credit Suisse First Boston has implemented several measures, which include the alignment of its cost base to current conditions, including a reduction in guaranteed compensation and the reduction of the risk level associated with the legacy asset portfolios. These measures, along with the scheduled completion of the amortization of DLJ retention payments in June 2003, are expected to enhance the future results of the business unit. Credit Suisse First Boston will continue to build on the strength of its core franchise and platform.

Institutional Securities
The Institutional Securities segment reported fourth quarter operating income of USD 1.9 billion (CHF 2.7 billion), down 12% on the third quarter 2002 and down 13% versus the fourth quarter of 2001, reflecting declines in the Fixed Income and Equity businesses. For the full year 2002, the segment‘s operating income declined 23% compared with 2001, due to decreases in the Fixed Income and Equity businesses as well as writedowns related to the legacy asset portfolio. Fourth quarter 2002 operating expenses were USD 1.5 billion (CHF 2.1 billion), a decrease of 16% on the previous quarter and of 15% on the fourth quarter 2001, due primarily to reductions in incentive compensation. As a result of cost reduction measures, operating expenses for 2002 decreased 24%, with personnel expenses down USD 1.8 billion (CHF 3.7 billion), or 26%, and other operating expenses down USD 620 million (CHF 1.4 billion), or 20%, versus the previous year.

The corporate credit environment remained unfavorable in the fourth quarter. Credit provisions of USD 298 million (CHF 447 million) and USD 899 million (CHF 1.4 billion) were recorded against impaired corporate lending assets for the fourth quarter and full year 2002, respectively. This compared with provisions of USD 403 million (CHF 630 million) in the previous quarter and of USD 762 million (CHF 1.3 billion) in 2001. Additionally, a credit provision of USD 340 million (CHF 530 million) related to a change in estimate for the risk of loss inherent in the portfolio of non-impaired loans and commitments was recorded in the fourth quarter of 2002. During the fourth quarter, Credit Suisse Group released a portion of its reserve for general banking risks, allocating USD 245 million (CHF 382 million) of this release to Credit Suisse First Boston to offset the after-tax impact of the inherent loan loss; this release was reflected as extraordinary income. Credit provisions related to non-continuing real estate lending activity totaled USD 154 million (CHF 241 million) for 2002, compared with a net release of provisions of USD 38 million (CHF 64 million) in 2001, and a net release of USD 8 million (CHF 17 million) recorded in the fourth quarter of 2002. Provisions of USD 91 million (CHF 142 million) related to excess office facilities were recorded in 2002.

Fixed Income operating income for the fourth quarter of 2002 was down 47% versus the third quarter, to USD 587 million (CHF 806 million). This decline was primarily attributable to the developed markets credit products business, which was adversely impacted by reduced liquidity and continued uncertainty in the utility, airline and telecommunications sectors. Additionally, notes issued by affiliates of National Century Financial Enterprises, Inc. (NCFE), in the principal amount of USD 258 million held by Credit Suisse First Boston for its own account, were written down by USD 214 million (CHF 332 million) to 17% of their principal amount. Approximately one-half of this writedown was recorded through operating income, with the other half recorded through provisions. The fourth quarter saw a decline in the emerging markets business – which had been favorably impacted in Brazil in the third quarter – and a decline in the trading results of the interest rate products business, also including a seasonal activity decline.

Compared with the same period of 2001, fourth quarter operating income declined 30%. Declines in the developed markets credit products and interest rate products businesses in the fourth quarter 2002 were partially offset by an improvement in emerging market results, which had been adversely impacted in the fourth quarter of 2001 by difficult economic conditions in emerging markets, including Argentina.

For the full year 2002, operating income decreased 25% versus 2001, due in particular to declines in the interest rate products business, which was positively impacted by significant interest rate declines in the US and Europe in 2001. The Fixed Income business ranked number one in high yield and asset-backed new issuances for 2002 and improved its overall global debt issuance position to second.

Equity operating income decreased 22%, to USD 562 million (CHF 806 million), in the fourth quarter 2002 compared with the third quarter, due to a decline in the derivatives business. However, fourth quarter operating income from the cash businesses was stable compared with the previous quarter. Compared to the fourth quarter of 2001, operating income declined 20%, primarily as a result of declines in the US cash businesses. Operating income totaled USD 2.9 billion (CHF 4.5 billion) for the full year 2002, down 26% on 2001. The 2002 equity market was challenging, with reduced volumes in US new issuances, depressed trading volumes and reduced commission margins in the cash customer businesses. Most major market indices posted declines for the year. Operating income from convertible securities also decreased, impacted by corporate defaults, widening credit spreads, declines in the telecom and energy sectors, and reduced new issuance activity. In 2002, Credit Suisse First Boston ranked fourth in global equity new issuances, tied for first place in global equity research, ranked first in pan-European and Latin American research and second in non-Japan Asia research.

Investment Banking‘s fourth quarter 2002 operating income, which includes private equity, increased 68% versus the previous quarter to USD 813 million (CHF 1.2 billion), due principally to gains on the sale of an investment in Swiss Re and slightly higher banking results. Merger and acquisition (M&A) and equity new issuance activity remained depressed. Operating income increased 38% compared to the fourth quarter of 2001 due to gains in the private equity area, partially offset by declines as a result of lower fees from equity new issuances and M&A activity. The division‘s full year operating income increased 3% versus 2001, reflecting gains from sales and increased management fees in the private equity business. However, these gains were partially offset by reduced fee income from M&A activity. During 2002, the value of worldwide merger transactions fell 30%, with Credit Suisse First Boston ranking third in terms of US dollar volume of announced transactions for 2002.

Private equity net gains (both realized and unrealized gains and losses) were USD 230 million (CHF 355 million) in the fourth quarter 2002, compared with net gains of USD 12 million (CHF 14 million) in the third quarter 2002 and net losses of USD 97 million (CHF 167 million) in the fourth quarter of 2001. A full year net gain of USD 364 million (CHF 568 million) was recorded for 2002, compared with a net loss of USD 258 million (CHF 436 million) in 2001. These amounts include gains from the sale of an investment in Swiss Re of USD 309 million (CHF 473 million) and USD 96 million (CHF 141 million) in the fourth and third quarters of 2002, respectively. Total gains from the sale of the investment in Swiss Re amounted to USD 629 million (CHF 981 million) in 2002 and USD 148 million (CHF 251 million) in 2001; the entire stake in Swiss Re has now been sold. Management and performance fees amounted to USD 53 million (CHF 78 million) in the fourth quarter 2002, versus USD 56 million (CHF 83 million) in the previous quarter and USD 55 million (CHF 94 million) in the fourth quarter of 2001. Total management and performance fees were USD 225 million (CHF 351 million) and USD 253 million (CHF 428 million) for 2002 and 2001, respectively. The book value of the private equity investments was USD 1.9 billion (CHF 2.7 billion) and fair value was USD 2.0 billion (CHF 2.8 billion) as of December 31, 2002. As announced in 2002, Credit Suisse First Boston is exploring the sale of certain private equity investments, including investments in mature third-party leverage buyout funds. The aggregate amount of losses reported against operating income for these private equity investments totaled USD 123 million (CHF 188 million) and USD 275 million (CHF 430 million) for the fourth quarter and full year 2002, respectively.

Operating losses of USD 85 million (CHF 126 million) for the fourth quarter and of USD 286 million (CHF 446 million) for the full year 2002 were reported in “Other” within the Institutional Securities segment, and were primarily attributable to losses generated by the non-continuing real estate and distressed asset portfolios. The net exposure of the non-continuing real estate portfolio – including unfunded commitments – was USD 1.5 billion (CHF 2.1 billion) as of December 31, 2002, a decrease of USD 548 million (CHF 971 million) and USD 1.4 billion (CHF 2.8 billion) versus September 30, 2002, and December 31, 2001, respectively. As of December 31, 2002, the carrying amount of distressed portfolio assets totaled USD 512 million (CHF 712 million), a decrease of 18% versus September 30, 2002, and of 53% compared with December 31, 2001. The aggregate amount of charges related to these non-continuing legacy businesses in 2002 was USD 797 million (CHF 1.2 billion), of which USD 643 million (CHF 1.0 billion) was netted against operating income and USD 154 million (CHF 240 million) was included in provisions. In the fourth quarter 2002, charges related to non-continuing legacy businesses amounted to USD 149 million (CHF 213 million), of which USD 157 million (CHF 231 million) was netted against operating income and USD 8 million (CHF 17 million) was reflected as a reduction in provisions.

CSFB Financial Services
CSFB Financial Services reported operating income of USD 484 million (CHF 707 million) for the fourth quarter 2002, down 3% on the third quarter 2002 and 19% on the fourth quarter of 2001. Year-on-year, operating income decreased 13% to USD 2.1 billion (CHF 3.2 billion) due to net outflows of assets under management, a decline in major market indices across the globe, lower trading volumes, an overall decline in customer debit balances, and the impact of the sale of CSFB direct and Autranet. Operating expenses decreased 15% compared with 2001 due to the impact of a number of cost reduction initiatives, including a 16% reduction in headcount, greater discipline regarding discretionary spending, and the sale of CSFB direct and Autranet. Excluding divestitures, expenses were down 5% compared to 2001. Fourth quarter 2002 operating expenses were 4% and 3% lower than those in the previous quarter and the fourth quarter of 2001, respectively.

At Credit Suisse Asset Management , fourth quarter and full year 2002 operating income declined versus the fourth quarter and full year 2001 as a result of lower fees associated with the net outflow of assets – particularly in the US – and lower performance fees. Fourth quarter operating income increased 3% compared with the previous quarter, despite a 4.6% decrease in discretionary institutional assets under management. During 2002, discretionary institutional assets under management declined CHF 85.5 billion, or 23.5%, versus 2001. The decrease in assets under management was attributable to market declines, foreign exchange movements and performance-related net asset outflows. In December 2002, Credit Suisse Asset Management announced organizational changes designed to strengthen its global platform, including a focus on global rather than regional management.

Pershing‘s fourth quarter 2002 operating income was slightly below the preceding quarter and the fourth quarter of 2001. For the full year 2002, operating income declined 6% to USD 854 million (CHF 1.3 billion) versus 2001, reflecting lower transaction volumes that adversely impacted trading and commission income. Trades per day averaged 122,600 for the fourth quarter compared with 121,000 for the third quarter of 2002 and 133,100 for the fourth quarter of 2001. Average trades per day for 2002 totaled 125,800, 14% lower than the 146,100 average trades per day in 2001. Reduced customer debit balances, averaging USD 4.6 billion for 2002 compared with USD 6.2 billion in 2001, contributed to a year-on-year decline in interest income. Customer debit balances averaged USD 4.2 billion in the fourth quarter of 2002, USD 4.4 billion in the third quarter of 2002 and USD 5.3 billion in the fourth quarter of 2001. Operating expenses in 2002 amounted to USD 661 million (CHF 1.0 billion). In January 2003, Credit Suisse First Boston announced an agreement to sell Pershing, as noted above.

Private Client Services recorded a decrease in operating income in the fourth quarter 2002, compared with the previous quarter and the fourth quarter 2001. Operating income was down, reflecting the weak equity market environment, with customer trading, customer debit balances and assets under management declining. Total transactions in 2002 amounted to 1.4 million, down 14% from 1.7 million transactions recorded in 2001. Customer debit balances averaged USD 751 million in 2002 versus USD 1.2 billion in 2001. Private Client Services’ net new assets stood at CHF 8.0 billion for the full year 2002 compared with CHF 15.8 billion for 2001, with an increase of CHF 2.7 billion in the fourth quarter of 2002 compared with the third quarter of 2002.

Credit Suisse First Boston business unit income statement 1)

				Change	Change			Change
				in % from	in % from	12 months		in % from

in USD m	4Q2002	3Q2002	4Q2001	3Q2002	4Q2001	2002	2001	2001

Operating income	2'361	2'638	2'757	(11)	(14)	11'769	14'948	(21)

Personnel expenses	1'068	1'394	1'124	(23)	(5)	6'191	8'125	(24)

Other operating expenses	802	775	1'016	3	(21)	3'086	3'852	(20)

Operating expenses	1'870	2'169	2'140	(14)	(13)	9'277	11'977	(23)

Gross operating profit	491	469	617	5	(20)	2'492	2'971	(16)

Depreciation of non-current assets	107	139	157	(23)	(32)	485	562	(14)

Valuation adjustments, provisions and losses 2)	657	560	477	17	38	1'679	912	84

Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	(273)	(230)	(17)	19	–	328	1'497	(78)

Extraordinary income/(expenses), net	246	0	0	–	–	262	(10)	–

Taxes 3) 4)	138	84	55	64	151	30	(310)	–

Net operating profit/(loss) before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests	111	(146)	38	–	192	620	1'177	(47)

Acquisition interest	(57)	(68)	(100)	(16)	(43)	(323)	(489)	(34)

Amortization of retention payments	(97)	(100)	(128)	(3)	(24)	(416)	(480)	(13)

Amortization of acquired intangible assets and goodwill	(209)	(207)	(222)	1	(6)	(835)	(862)	(3)

Exceptional items	(890)	0	(845)	–	5	(890)	(845)	5

Tax impact	169	96	319	76	(47)	488	679	(28)

Cumulative effect of change in accounting principle 3)	162	–	–	–	–	162	–	–

Net profit/(loss) before minority interests	(811)	(425)	(938)	91	(14)	(1'194)	(820)	46

Minority interests	0	0	(1)	–	(100)	0	(1)	(100)

Net profit/(loss)	(811)	(425)	(939)	91	(14)	(1'194)	(821)	45

See page 23 for footnotes.

Reconciliation to net operating profit/(loss)

				Change	Change			Change
				in % from	in % from	12 months		in % from

in USD m	4Q2002	3Q2002	4Q2001	3Q2002	4Q2001	2002	2001	2001

Net profit/(loss)	(811)	(425)	(939)	91	(14)	(1'194)	(821)	45

Amortization of acquired intangible assets and goodwill	209	207	222	1	(6)	835	862	(3)

Exceptional items	890	0	845	–	5	890	845	5

Tax impact	(115)	(37)	(242)	211	(52)	(229)	(356)	(36)

Cumulative effect of change in accounting principle	(162)	–	–	–	–	(162)	–	–

Net operating profit/(loss)	11	(255)	(114)	–	–	140	530	(74)

Credit Suisse First Boston business unit income statement 1)

				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m	4Q2002	3Q2002	4Q2001	3Q2002	4Q2001	2002	2001	2001

Operating income	3'401	3'856	4'781	(12)	(29)	18'360	25'262	(27)

Personnel expenses	1'512	2'031	1'969	(26)	(23)	9'658	13'731	(30)

Other operating expenses	1'184	1'157	1'747	2	(32)	4'815	6'512	(26)

Operating expenses	2'696	3'188	3'716	(15)	(27)	14'473	20'243	(29)

Gross operating profit	705	668	1'065	6	(34)	3'887	5'019	(23)

Depreciation of non-current assets	156	209	270	(25)	(42)	757	951	(20)

Valuation adjustments, provisions and losses 2)	993	867	810	15	23	2'618	1'541	70

Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	(444)	(408)	(15)	9	–	512	2'527	(80)

Extraordinary income/(expenses), net	383	(1)	0	–	–	408	(15)	–

Taxes 3) 4)	220	143	90	54	144	48	(524)	–

Net operating profit/(loss) before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests	159	(266)	75	–	112	968	1'988	(51)

Acquisition interest	(80)	(99)	(175)	(19)	(54)	(504)	(828)	(39)

Amortization of retention payments	(142)	(148)	(220)	(4)	(35)	(649)	(812)	(20)

Amortization of acquired intangible assets and goodwill	(308)	(308)	(379)	0	(19)	(1'303)	(1'455)	(10)

Exceptional items	(1'389)	0	(1'428)	–	(3)	(1'389)	(1'428)	(3)

Tax impact	254	142	543	79	(53)	761	1'148	(34)

Cumulative effect of change in accounting principle 3)	254	–	–	–	–	254	–	–

Net profit/(loss) before minority interests	(1'252)	(679)	(1'584)	84	(21)	(1'862)	(1'387)	34

Minority interests	0	0	(1)	–	(100)	0	(1)	(100)

Net profit/(loss)	(1'252)	(679)	(1'585)	84	(21)	(1'862)	(1'388)	34

1) Certain reclassifications have been made to conform to the current presentation. The business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. The exceptional items are discussed on page 24. Certain other items, including brokerage, execution and clearing expenses and contractor costs, have been reclassified in the segment and business unit results and are adjusted at the Corporate Center in accordance with Swiss GAAP and reflected in the Group‘s consolidated results. For a complete reconciliation of the business unit results to the Group‘s consolidated results and a discussion of the material reconciling items, please refer to pages 33-36.

2) The amount in 4Q2001 includes valuation adjustments taken at Group level of CHF 112 m (USD 66 m), resulting from the difference between the statistical and the actual credit provisions (12 months 2001: CHF 194 m (USD 115 m)). As of 01.01.02, no such adjustments are recorded within Credit Suisse First Boston and the amounts reported in 2002 reflect actual credit provisions.

3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. If the change in accounting principle had not been adopted in 4Q2002, taxes would have been CHF -648 m (USD -418 m) for 4Q2002. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002, 3Q2002 and 4Q2001 of CHF 22 m (USD 14 m), CHF 148 m (USD 91 m) and CHF 366 m (USD 218 m), respectively, and CHF -248 m (USD -147 m) for the 12 months 2001.

4) Excluding tax impact on acquisition-related costs as well as exceptional items.

Reconciliation to net operating profit/(loss)

				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m	4Q2002	3Q2002	4Q2001	3Q2002	4Q2001	2002	2001	2001

Net profit/(loss)	(1'252)	(679)	(1'585)	84	(21)	(1'862)	(1'388)	34

Amortization of acquired intangible assets and goodwill	308	308	379	0	(19)	1'303	1'455	(10)

Exceptional items	1'389	0	1'428	–	(3)	1'389	1'428	(3)

Tax impact	(176)	(55)	(410)	220	(57)	(357)	(602)	(41)

Cumulative effect of change in accounting principle	(254)	–	–	–	–	(254)	–	–

Net operating profit/(loss)	15	(426)	(188)	–	–	219	893	(75)

Credit Suisse First Boston business unit key information

				12 months

based on CHF amounts	4Q2002	3Q2002	4Q2001	2002	2001

Cost/income ratio 1)	97.4%	94.4%	113.8%	90.3%	94.3%

Cost/income ratio (operating) 2)	83.9%	88.1%	83.4%	83.0%	83.9%

Return on average allocated capital 1)	(36.1%)	(18.8%)	(42.6%)	(12.9%)	(8.8%)

Return on average allocated capital (operating) 2) 3)	0.4%	(11.8%)	(5.0%)	1.5%	5.7%

Average allocated capital in CHF m	13'864	14'437	14'877	14'407	15'704

Pre-tax margin 1)	(52.0%)	(25.7%)	(48.5%)	(15.0%)	(8.2%)

Pre-tax margin (operating) 2)	(8.3%)	(17.0%)	(8.6%)	(1.3%)	3.5%

Personnel expenses/operating income 1)	57.1%	58.0%	69.4%	59.1%	63.6%

Personnel expenses/operating income (operating) 2)	44.5%	52.7%	41.2%	52.6%	54.4%

			31.12.02	30.09.02	31.12.01

Number of employees			23'424	24'961	27'302

1) Based on the business unit results including certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segments as well as certain reclassifications. Please refer to pages 33-36.

2) Based on the results of the separate segments comprising the business unit, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segments and include certain reclassifications. Please refer to pages 33-36.

3) Excluding cumulative effect of change in accounting principle.

Exceptional items

		Valuation adjust.

	Personnel	provisions	Extraordinary

	expenses	and losses	expenses	Pre-tax	After-tax	Pre-tax	After-tax

in 4Q2002 and 12 months 2002	in USD m	in USD m	in USD m	in USD m	in USD m	in CHF m	in CHF m

Provision for the regulatory agreement in principle	-	150	-	150	124	234	193

Loss in connection with the sale of Pershing	-	-	86	86	250	134	390

Restructuring	155	31	18	204	147	319	230

Provision for certain private litigation	-	450	-	450	292	702	456

Exceptional items				890	813	1'389	1'269

Overview of business unit Credit Suisse First Boston	1)

		in USD m			in CHF m

			CSFB			CSFB

		Institutional	Financial	Credit Suisse	Institutional	Financial	Credit Suisse

4Q2002		Securities	Services	First Boston	Securities	Services	First Boston

Operating income		1'877	484	2'361	2'694	707	3'401

Personnel expenses		831	237	1'068	1'166	346	1'512

Other operating expenses		641	161	802	947	237	1'184

Operating expenses		1'472	398	1'870	2'113	583	2'696

Gross operating profit		405	86	491	581	124	705

Depreciation of non-current assets		81	26	107	117	39	156

Valuation adjustments, provisions and losses		664	(7)	657	1'006	(13)	993

Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes		(340)	67	(273)	(542)	98	(444)

Extraordinary income/(expenses), net		246	0	246	383	0	383

Taxes 2)		157	(19)	138	247	(27)	220

Net operating profit/(loss) before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle		63	48	111	88	71	159

Acquisition interest				(57)			(80)

Amortization of retention payments				(97)			(142)

Amortization of acquired intangible assets and goodwill				(209)			(308)

Exceptional items				(890)			(1'389)

Tax impact				169			254

Cumulative effect of change in accounting principle				162			254

Net profit/(loss)				(811)			(1'252)

Average allocated capital		9'327	483	9'624	13'438	701	13'864

1) The business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. The exceptional items are discussed on page 24. Certain other items, including brokerage, execution and clearing expenses and contractor costs, have been reclassified in the segment and business unit results and are adjusted at the Corporate Center in accordance with Swiss GAAP and reflected in the Group‘s consolidated results. For a complete reconciliation of the business unit results to the Group‘s consolidated results and a discussion of the material reconciling items, please refer to pages 33-36.

2) Excluding tax impact on acquisition-related costs as well as exceptional items.

Institutional Securities income statement 1)

				Change	Change			Change
				in % from	in % from	12 months		in % from

in USD m	4Q2002	3Q2002	4Q2001	3Q2002	4Q2001	2002	2001	2001

Fixed Income 2)	587	1'103	842	(47)	(30)	4'222	5'614	(25)

Equity	562	718	699	(22)	(20)	2'895	3'894	(26)

Investment Banking	813	485	589	68	38	2'864	2'779	3

Other 2)	(85)	(169)	30	(50)	–	(286)	268	–

Operating income	1'877	2'137	2'160	(12)	(13)	9'695	12'555	(23)

Personnel expenses	831	1'140	901	(27)	(8)	5'183	6'961	(26)

Other operating expenses	641	613	827	5	(22)	2'442	3'062	(20)

Operating expenses	1'472	1'753	1'728	(16)	(15)	7'625	10'023	(24)

Gross operating profit	405	384	432	5	(6)	2'070	2'532	(18)

Depreciation of non-current assets	81	116	131	(30)	(38)	392	457	(14)

Valuation adjustments, provisions and losses	664	549	469	21	42	1'664	896	86

Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	(340)	(281)	(168)	21	102	14	1'179	(99)

Extraordinary income/(expenses), net	246	0	0	–	–	262	(1)	–

Taxes 3)	157	98	85	60	85	118	(260)	–

Net operating profit/(loss) before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests (segment result)	63	(183)	(83)	–	–	394	918	(57)

1) Certain reclassifications have been made to conform to the current presentation. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results.

2) Reflects the movement of the results of certain non-continuing real estate and distressed assets from Fixed Income to Other.

3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. If the change in accounting principle had not been adopted in 4Q2002, taxes would have been USD -372 m for 4Q2002.

Institutional Securities income statement 1)

				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m	4Q2002	3Q2002	4Q2001	3Q2002	4Q2001	2002	2001	2001

Fixed Income 2)	806	1'627	1'471	(50)	(45)	6'586	9'488	(31)

Equity	806	1'062	1'213	(24)	(34)	4'516	6'581	(31)

Investment Banking	1'208	693	1'017	74	19	4'469	4'697	(5)

Other 2)	(126)	(268)	52	(53)	–	(446)	451	–

Operating income	2'694	3'114	3'753	(13)	(28)	15'125	21'217	(29)

Personnel expenses	1'166	1'652	1'583	(29)	(26)	8'086	11'764	(31)

Other operating expenses	947	916	1'421	3	(33)	3'810	5'176	(26)

Operating expenses	2'113	2'568	3'004	(18)	(30)	11'896	16'940	(30)

Gross operating profit	581	546	749	6	(22)	3'229	4'277	(25)

Depreciation of non-current assets	117	175	224	(33)	(48)	612	772	(21)

Valuation adjustments, provisions and losses	1'006	850	797	18	26	2'595	1'514	71

Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	(542)	(479)	(272)	13	99	22	1'991	(99)

Extraordinary income/(expenses), net	383	(1)	0	–	–	408	(1)	–

Taxes 3)	247	163	142	52	74	185	(439)	–

Net operating profit/(loss) before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests (segment result)	88	(317)	(130)	–	–	615	1'551	(60)

1) Certain reclassifications have been made to conform to the current presentation. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results.

2) Reflects the movement of the results of certain non-continuing real estate and distressed assets from Fixed Income to Other.

3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. If the change in accounting principle had not been adopted in 4Q2002, taxes would have been CHF -579 m for 4Q2002.

Institutional Securities balance sheet information

in CHF m	31.12.02	30.09.02	31.12.01

Total assets	588'904	621'578	648'455

Total assets in USD m	423'611	416'970	387'045

Due from banks	198'511	200'921	198'806

of which securities lending and reverse repurchase agreements	156'234	155'968	159'784

Due from customers	114'775	122'368	118'007

of which securities lending and reverse repurchase agreements	57'435	62'105	59'806

Mortgages	14'825	16'498	16'348

Securities and precious metals trading portfolios	163'480	171'957	204'907

Due to banks	292'449	292'418	344'091

of which securities borrowing and repurchase agreements	123'017	106'551	137'731

Due to customers, other	109'980	119'100	108'470

of which securities borrowing and repurchase agreements	66'864	77'435	62'136

Institutional Securities key information

				12 months

based on CHF amounts	4Q2002	3Q2002	4Q2001	2002	2001

Cost/income ratio 1)	82.8%	88.1%	86.0%	82.7%	83.5%

Average allocated capital in CHF m	13'438	13'906	13'936	13'814	14'829

Pre-tax margin 1)	(5.9%)	(15.4%)	(7.2%)	2.8%	9.4%

Personnel expenses/operating income 1)	43.3%	53.1%	42.2%	53.5%	55.4%

			31.12.02	30.09.02	31.12.01

Number of employees			16'524	17'728	19'094

1) Based on the segment results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segment.

CSFB Financial Services income statement 1)

				Change	Change			Change
				in % from	in % from	12 months		in % from

in USD m	4Q2002	3Q2002	4Q2001	3Q2002	4Q2001	2002	2001	2001

Net interest income	46	56	61	(18)	(25)	219	318	(31)

Net commission and service fee income	425	406	476	5	(11)	1'716	1'893	(9)

Net trading income	19	26	35	(27)	(46)	108	150	(28)

Other ordinary income	(6)	13	25	–	–	31	32	(3)

Operating income	484	501	597	(3)	(19)	2'074	2'393	(13)

Personnel expenses	237	254	223	(7)	6	1'008	1'164	(13)

Other operating expenses	161	162	189	(1)	(15)	644	790	(18)

Operating expenses	398	416	412	(4)	(3)	1'652	1'954	(15)

Gross operating profit	86	85	185	1	(54)	422	439	(4)

Depreciation of non-current assets	26	23	26	13	0	93	105	(11)

Valuation adjustments, provisions and losses	(7)	11	8	–	–	15	16	(6)

Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	67	51	151	31	(56)	314	318	(1)

Extraordinary income/(expenses), net	0	0	0	–	–	0	(9)	–

Taxes 2)	(19)	(14)	(30)	36	(37)	(88)	(50)	76

Net operating profit before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests (segment result)	48	37	121	30	(60)	226	259	(13)

1) Certain reclassifications have been made to conform to the current presentation. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results.

2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. If the change in accounting principle had not been adopted in 4Q2002, taxes would have been USD -46 m for 4Q2002.

CSFB Financial Services income statement 1)

				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m	4Q2002	3Q2002	4Q2001	3Q2002	4Q2001	2002	2001	2001

Net interest income	67	84	107	(20)	(37)	342	538	(36)

Net commission and service fee income	625	600	818	4	(24)	2'677	3'199	(16)

Net trading income	26	38	60	(32)	(57)	168	254	(34)

Other ordinary income	(11)	20	43	–	–	48	54	(11)

Operating income	707	742	1'028	(5)	(31)	3'235	4'045	(20)

Personnel expenses	346	379	386	(9)	(10)	1'572	1'967	(20)

Other operating expenses	237	241	326	(2)	(27)	1'005	1'336	(25)

Operating expenses	583	620	712	(6)	(18)	2'577	3'303	(22)

Gross operating profit	124	122	316	2	(61)	658	742	(11)

Depreciation of non-current assets	39	34	46	15	(15)	145	179	(19)

Valuation adjustments, provisions and losses	(13)	17	13	–	–	23	27	(15)

Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	98	71	257	38	(62)	490	536	(9)

Extraordinary income/(expenses), net	0	0	0	–	–	0	(14)	–

Taxes 2)	(27)	(20)	(52)	35	(48)	(137)	(85)	61

Net operating profit before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests (segment result)	71	51	205	39	(65)	353	437	(19)

1) Certain reclassifications have been made to conform to the current presentation. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results.

2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. If the change in accounting principle had not been adopted in 4Q2002, taxes would have been CHF -69 m for 4Q2002.

CSFB Financial Services key information

				12 months

based on CHF amounts	4Q2002	3Q2002	4Q2001	2002	2001

Cost/income ratio 1)	88.0%	88.1%	73.7%	84.1%	86.1%

Average allocated capital in CHF m	701	984	1'072	939	997

Pre-tax margin 1)	13.9%	9.6%	25.0%	15.1%	12.9%

Personnel expenses/operating income 1)	48.9%	51.1%	37.5%	48.6%	48.6%

Net new assets institutional asset management in CHF bn	(8.7)	(12.2)	1.9	(31.3)	9.2

Net new assets Private Client Services in CHF bn	2.7	–	4.7	8.0	15.8

Growth in assets under management	(2.7%)	(7.6%)	16.1%	(24.0%)	1.7%

Growth in discretionary institutional assets under management	(4.6%)	(9.3%)	14.6%	(23.5%)	1.1%

of which net new assets	(3.0%)	(3.8%)	0.6%	(8.6%)	2.6%

of which market movement and structural effects	(1.6%)	(5.5%)	5.8%	(14.9%)	(8.8%)

of which acquisitions/(divestitures)	–	–	8.2%	–	7.3%

Growth in net new assets Private Client Services	3.6%	–	5.3%	8.2%	14.6%

			31.12.02	30.09.02	31.12.01

Assets under management in CHF bn			486.5	500.2	640.5

of which institutional asset management			412.8	423.8	508.8

of which Private Client Services			71.7	74.1	97.1

Discretionary assets under management in CHF bn			297.2	313.8	393.6

of which institutional asset management			278.7	292.0	364.2

of which mutual funds distributed			106.5	108.4	132.4

of which Private Client Services			18.5	21.7	29.4

Advisory assets under management in CHF bn			189.3	186.4	246.9

Number of employees			6'900	7'233	8'208

1) Based on the segment results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segment.

RECONCILIATION OF OPERATING TO CONSOLIDATED RESULTS

Reconciliation of operating to consolidated results
The Group‘s consolidated results are prepared in accordance with Swiss GAAP, while the Group‘s segment reporting principles are applied to the presentation of segment results, including business unit results. The business unit results reflect the results of the separate segments constituting the respective business units as well as certain acquisition-related costs, exceptional items and the cumulative effect of a change in accounting principles that are not allocated to the segments. The business unit results also include certain other reclassifications that are adjusted at the Corporate Center in accordance with Swiss GAAP and reflected in the Group‘s consolidated results.

The acquisition-related costs and exceptional items excluded from the segment results and from the business unit operating basis results shown below include, among other items, acquisition interest, amortization of retention payments, amortization of acquired intangible assets and goodwill and the exceptional items described on page 24 or in the footnotes to the reconciliation tables. The reclassifications shown for the Credit Suisse Financial Services business unit reflect the amortization of acquired intangible assets and goodwill, exceptional items related to the focusing of the European initiative on private banking clients and the cumulative effect of a change in accounting principles. The reclassifications shown in the Credit Suisse First Boston business unit reflect acquisition-related costs, exceptional items and the cumulative effect of a change in accounting principles. Acquisition-related costs and exceptional items are excluded from the business unit operating results because management believes that this enables management and investors to assess the operating results or “cash earnings” and key performance indicators of the business. The effect of the change in accounting principles has been excluded from the business unit operating results to the extent that the positive current-period tax benefits resulted from prior-period losses.

The results presented in the column “Adjustments including Corporate Center” include the parent company operations, including Group financing initiatives as well as income and expense items related to centrally managed, own-use real estate, mainly comprised of bank premises within Switzerland. In addition, the column includes consolidation adjustments and adjustments to segment accounts related to management reporting policies and the reversal of certain reclassifications made in the business units.

The adjustments made for the Credit Suisse Financial Services business unit results include valuation adjustments, provisions and losses. This adjustment reflects the difference between the expected credit provisions recorded by Credit Suisse Financial Services’ banking segments and the actual credit provisions for the year, and also includes a charge relating to an adjustment in the method of estimating inherent losses related to lending activities as discussed on page 7. The impact of this charge, after tax, was fully offset by a release from the reserve for general banking risks, which was recorded as extraordinary income at Credit Suisse Group.

The reclassifications made for the Credit Suisse First Boston business unit results include, among others, brokerage, execution and clearing expenses and contractor costs. These reclassifications reflect, among others, the deduction from other operating expenses of brokerage, execution and clearing expenses of Credit Suisse First Boston, reclassified as a reduction of operating income; the deduction from other operating expenses of contractor costs of Credit Suisse First Boston, reclassified as an addition to personnel expenses; and the addition to operating income of expenses related to certain redeemable preferred securities of Credit Suisse First Boston, reclassified as minority interests. Credit Suisse First Boston‘s brokerage, execution and clearing expenses and contractor costs are presented in a manner that brings them in line with its US competitors in the investment banking industry and makes it easier for investors to compare the Credit Suisse First Boston business unit‘s operating expenses with those of its competitors. Swiss GAAP does not permit the Group to report brokerage, execution and clearing expenses and contractor costs as part of other operating expenses. The presentation of redeemable preferred securities of Credit Suisse First Boston, issued by consolidated special purpose entities as an expense reducing its operating income, is intended to more fairly present its operating results from its core businesses.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Re-		Re-		Re-	Adjust. incl.	Credit

	Operating	classifi-		classified	Operating	classifi-		classified	Corporate	Suisse

4Q2002, in CHF m	basis	cations		basis	basis	cations		basis	Center	Group

Operating income	3'517			3'517	3'401	(80)	1)	3'321	(443)	6'395

Personnel expenses	1'405	3	2)	1'408	1'512	384	1) 3)	1'896	160	3'464

Other operating expenses	897	(1)	2)	896	1'184			1'184	(433)	1'647

Operating expenses	2'302			2'304	2'696			3'080	(273)	5'111

Gross operating profit	1'215			1'213	705			241	(170)	1'284

Depreciation of non-current assets	318	16	2)	334	156			156	144	634

Amortization of acquired intangible assets and goodwill	–	92	2) 4)	92	–	308	1)	308	3	403

Valuation adjustments, provisions and losses	105			105	993	984	3)	1'977	342	2'424

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	792			682	(444)			(2'200)	(659)	(2'177)

Extraordinary income/(expenses), net	24			24	383	(163)	3)	220	125	369

Cumulative effect of change in accounting principle	–	266	5)	266	–	254	5)	254	0	520

Taxes	(332)	14		(318)	220	254		474	162	318

Net profit/(loss) before minority interests	484			654	159			(1'252)	(372)	(970)

Minority interests		51		51		0		0	(31)	20

Net profit/(loss)				705				(1'252)	(403)	(950)

1) Reflects acquisition interest of CHF 80 m allocated to operating income, amortization of retention payments of CHF 142 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 308 m.

2) Reflects exceptional items totaling CHF 73 m (CHF 60 m net of tax) in respect of focusing the European initiative on private banking clients allocated as follows: CHF 3 m to personnel expenses, CHF -1 m to operating expenses, CHF 16 m to depreciation of non-current assets and CHF 55 m to amortization of acquired intangible assets and goodwill.

3) Reflects exceptional items of CHF 1,389 m (CHF 1,269 m net of tax) as described on page 24 allocated as follows: CHF 242 m to personnel expenses, CHF 984 m to valuation adjustments, provisions and losses and CHF 163 m to extraordinary expenses.

4) Reflects acquisition-related costs of CHF 37 m allocated to amortization of acquired intangible assets and goodwill.

5) Reflects the cumulative effect of a change in accounting principle related to the recognition of deferred tax assets on net operating losses for Credit Suisse Financial Services of CHF 266 m and Credit Suisse First Boston of CHF 254 m.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Re-		Re-		Re-	Adjust. incl.	Credit

	Operating	classifi-		classified	Operating	classifi-		classified	Corporate	Suisse

3Q2002, in CHF m	basis	cations		basis	basis	cations		basis	Center	Group

Operating income	2'289			2'289	3'856	(99)	1)	3'757	(380)	5'666

Personnel expenses	1'443	47	2)	1'490	2'031	148	1)	2'179	124	3'793

Other operating expenses	845	39	2)	884	1'157			1'157	(482)	1'559

Operating expenses	2'288			2'374	3'188			3'336	(358)	5'352

Gross operating profit/(loss)	1			(85)	668			421	(22)	314

Depreciation of non-current assets	260	29	2)	289	209			209	94	592

Amortization of acquired intangible assets and goodwill		31	2) 3)	31		308	1)	308	(2)	337

Valuation adjustments, provisions and losses	91			91	867			867	15	973

Profit/(loss) before extraordinary items and taxes	(350)			(496)	(408)			(963)	(129)	(1'588)

Extraordinary income/(expenses), net	6			6	(1)			(1)	(136)	(131)

Taxes	(693)	1		(692)	143	142		285	(3)	(410)

Net profit/(loss) before minority interests	(1'037)			(1'182)	(266)			(679)	(268)	(2'129)

Minority interests		17		17		0		0	(36)	(19)

Net profit/(loss)				(1'165)				(679)	(304)	(2'148)

1) Reflects acquisition interest of CHF 99 m allocated to operating income, amortization of retention payments of CHF 148 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 308 m.

2) Reflects exceptional items totaling CHF 119 m (no tax impact) in respect of focusing the European initiative on private banking clients allocated as follows: CHF 47 m to personnel expenses, CHF 39 m to operating expenses, CHF 29 m to depreciation of non-current assets and CHF 4 m to amortization of acquired intangible assets and goodwill.

3) Reflects acquisition-related costs of CHF 27 m allocated to amortization of acquired intangible assets and goodwill.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Re-		Re-		Re-	Adjust. incl.	Credit

	Operating	classifi-		classified	Operating	classifi-		classified	Corporate	Suisse

4Q2001, in CHF m	basis	cations		basis	basis	cations		basis	Center	Group

Operating income	3'582			3'582	4'781	(209)	1) 2)	4'572	7	8'161

Personnel expenses	1'244			1'244	1'969	1'205	1) 2)	3'174	207	4'625

Other operating expenses	1'065			1'065	1'747			1'747	(540)	2'272

Operating expenses	2'309			2'309	3'716			4'921	(333)	6'897

Gross operating profit/(loss)	1'273			1'273	1'065			(349)	340	1'264

Depreciation of non-current assets	296			296	270	12	1)	282	121	699

Amortization of acquired intangible assets and goodwill		52	3)	52		379	2)	379	(4)	427

Valuation adjustments, provisions and losses	48			48	810	397	1)	1'207	34	1'289

Profit/(loss) before extraordinary items and taxes	929			877	(15)			(2'217)	189	(1'151)

Extraordinary income/(expenses), net	8			8	0			0	(265)	(257)

Taxes	(151)	1		(150)	90	543		633	55	538

Net profit/(loss) before minority interests	786			735	75			(1'584)	(21)	(870)

Minority interests		22		22		(1)		(1)	19	40

Net profit/(loss)				757				(1'585)	(2)	(830)

1) Reflects exceptional items in respect of cost reduction initiatives and a settlement with the US Securities and Exchange Commission and the National Association of Securities Dealers Regulation, Inc. (NASDR) of CHF 1,428 m (CHF 1,092 m net of tax) allocated as follows: CHF -34 m to operating income, CHF 985 m to personnel expenses, CHF 12 m to depreciation of non-current assets and CHF 397 m to valuation adjustments, provisions and losses.

2) Reflects acquisition interest of CHF 175 m allocated to operating income, amortization of retention payments of CHF 220 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 379 m.

3) Reflects acquisition-related costs of CHF 52 m allocated to amortization of acquired intangible assets and goodwill.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Re-		Re-		Re-	Adjust. incl.	Credit

	Operating	classifi-		classified	Operating	classifi-		classified	Corporate	Suisse

12 months 2002, in CHF m	basis	cations		basis	basis	cations		basis	Center	Group

Operating income	11'830			11'830	18'360	(504)	1)	17'856	(1'648)	28'038

Personnel expenses	5'765	50	2)	5'815	9'658	891	1) 3)	10'549	546	16'910

Other operating expenses	3'465	38	2)	3'503	4'815			4'815	(1'699)	6'619

Operating expenses	9'230			9'318	14'473			15'364	(1'153)	23'529

Gross operating profit	2'600			2'512	3'887			2'492	(495)	4'509

Depreciation of non-current assets	1'000	45	2)	1'045	757	–		757	371	2'173

Amortization of acquired intangible assets and goodwill	–	198	2) 4)	198	–	1'303	1)	1'303	(2)	1'499

Valuation adjustments, provisions and losses	390			390	2'618	984	3)	3'602	438	4'430

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	1'210			879	512			(3'170)	(1'302)	(3'593)

Extraordinary income/(expenses), net	48			48	408	(163)	3)	245	50	343

Cumulative effect of change in accounting principle	–	266	5)	266	–	254	5)	254	0	520

Taxes	(1'525)	16		(1'509)	48	761		809	104	(596)

Net profit/(loss) before minority interests	(267)			(316)	968			(1'862)	(1'148)	(3'326)

Minority interests		151		151		0		0	(134)	17

Net profit/(loss)				(165)				(1'862)	(1'282)	(3'309)

1) Reflects acquisition interest of CHF 504 m allocated to operating income, amortization of retention payments of CHF 649 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 1,303 m.

2) Reflects exceptional items totaling CHF 192 m (CHF 179 m net of tax) in respect of focusing the European initiative on private banking clients allocated as follows: CHF 50 m to personnel expenses, CHF 38 m to operating expenses, CHF 45 m to depreciation of non-current assets and CHF 59 m to amortization of acquired intangible assets and goodwill.

3) Reflects exceptional items of CHF 1,389 m (CHF 1,269 m net of tax) as described on page 24 allocated as follows: CHF 242 m to personnel expenses, CHF 984 m to valuation adjustments, provisions and losses and CHF 163 m to extraordinary expenses.

4) Reflects acquisition-related costs of CHF 139 m allocated to amortization of acquired intangible assets and goodwill.

5) Reflects the cumulative effect of a change in accounting principle related to the recognition of deferred tax assets on net operating losses for Credit Suisse Financial Services of CHF 266 m and Credit Suisse First Boston of CHF 254 m.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Re-		Re-		Re-	Adjust. incl.	Credit

	Operating	classifi-		classified	Operating	classifi-		classified	Corporate	Suisse

12 months 2001, in CHF m	basis	cations		basis	basis	cations		basis	Center	Group

Operating income	15'382			15'382	25'262	(862)	1) 2)	24'400	(628)	39'154

Personnel expenses	5'639			5'639	13'731	1'797	1) 2)	15'528	723	21'890

Other operating expenses	3'686			3'686	6'512			6'512	(1'804)	8'394

Operating expenses	9'325			9'325	20'243			22'040	(1'081)	30'284

Gross operating profit	6'057			6'057	5'019			2'360	453	8'870

Depreciation of non-current assets	818			818	951	12	1)	963	405	2'186

Amortization of acquired intangible assets and goodwill		116	3)	116		1'455	2)	1'455	(8)	1'563

Valuation adjustments, provisions and losses	383			383	1'541	397	1)	1'938	271	2'592

Profit/(loss) before extraordinary items and taxes	4'856			4'740	2'527			(1'996)	(215)	2'529

Extraordinary income/(expenses), net	25			25	(15)			(15)	(239)	(229)

Taxes	(1'113)	2		(1'111)	(524)	1'148		624	1	(486)

Net profit/(loss) before minority interests	3'768			3'654	1'988			(1'387)	(453)	1'814

Minority interests		(69)		(69)		(1)		(1)	(157)	(227)

Net profit/(loss)				3'585				(1'388)	(610)	1'587

1) Reflects exceptional items in respect of cost reduction initiatives and a settlement with the US Securities and Exchange Commission and the NASDR of CHF 1,428 m (CHF 1,092 m net of tax) allocated as follows: CHF -34 m to operating income, CHF 985 m to personnel expenses, CHF 12 m to depreciation of non-current assets and CHF 397 m to valuation adjustments, provisions and losses.

2) Reflects acquisition interest of CHF 828 m allocated to operating income, amortization of retention payments of CHF 812 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 1,455 m.

3) Reflects acquisition-related costs of CHF 116 m allocated to amortization of acquired intangible assets and goodwill.

CONSOLIDATED RESULTS | CREDIT SUISSE GROUP

Consolidated income statement

				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m	4Q2002	3Q2002	4Q2001	3Q2002	4Q2001	2002	2001	2001

Interest and discount income	4'119	4'233	5'127	(3)	(20)	17'630	28'687	(39)

Interest and dividend income from trading portfolios	2'204	2'495	3'050	(12)	(28)	9'957	13'078	(24)

Interest and dividend income from financial investments	156	298	133	(48)	17	733	514	43

Interest expenses	(4'553)	(4'945)	(6'705)	(8)	(32)	(20'284)	(35'528)	(43)

Net interest income	1'926	2'081	1'605	(7)	20	8'036	6'751	19

Commission income from lending activities	313	152	158	106	98	872	780	12

Commission income from securities and investment transactions	2'899	2'925	4'108	(1)	(29)	13'658	16'879	(19)

Commission income from other services	334	399	374	(16)	(11)	1'649	1'421	16

Commission expenses	(246)	(174)	(261)	41	(6)	(845)	(965)	(12)

Net commission and service fee income	3'300	3'302	4'379	0	(25)	15'334	18'115	(15)

Net trading income	109	40	852	173	(87)	2'254	8'913	(75)

Premiums earned, net	8'309	8'672	8'628	(4)	(4)	34'811	32'195	8

Claims incurred and actuarial provisions	(6'426)	(6'853)	(8'375)	(6)	(23)	(28'791)	(29'731)	(3)

Commission expenses, net	(549)	(708)	(459)	(22)	20	(2'276)	(2'040)	12

Investment income from the insurance business	54	(636)	1'783	–	(97)	(432)	5'876	–

Net income from the insurance business	1'388	475	1'577	192	(12)	3'312	6'300	(47)

Income from the sale of financial investments	490	381	56	29	–	1'385	1'146	21

Income from investments in associates	(18)	(1)	59	–	–	65	166	(61)

Income from other non-consolidated participations	3	2	0	50	–	27	24	13

Real estate income	30	76	49	(61)	(39)	194	171	13

Sundry ordinary income	86	284	461	(70)	(81)	816	1'091	(25)

Sundry ordinary expenses	(919)	(974)	(877)	(6)	5	(3'385)	(3'523)	(4)

Other ordinary income/(expenses), net	(328)	(232)	(252)	41	30	(898)	(925)	(3)

Operating income	6'395	5'666	8'161	13	(22)	28'038	39'154	(28)

Personnel expenses	3'464	3'793	4'625	(9)	(25)	16'910	21'890	(23)

Other operating expenses	1'647	1'559	2'272	6	(28)	6'619	8'394	(21)

Operating expenses	5'111	5'352	6'897	(5)	(26)	23'529	30'284	(22)

Gross operating profit	1'284	314	1'264	309	2	4'509	8'870	(49)

Depreciation of non-current assets 1)	634	592	699	7	(9)	2'173	2'186	(1)

Amortization of acquired intangible assets	165	162	203	2	(19)	693	793	(13)

Amortization of goodwill	238	175	224	36	6	806	770	5

Valuation adjustments, provisions and losses from the banking business	2'424	973	1'289	149	88	4'430	2'592	71

Depreciation, valuation adjustments and losses	3'461	1'902	2'415	82	43	8'102	6'341	28

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	(2'177)	(1'588)	(1'151)	37	89	(3'593)	2'529	–

Extraordinary income	626	(5)	(7)	–	–	746	52	–

Extraordinary expenses	(257)	(126)	(250)	104	3	(403)	(281)	43

Cumulative effect of change in accounting principle 2)	520	–	–	–	–	520	–	–

Taxes 2)	318	(410)	538	–	(41)	(596)	(486)	23

Net profit/(loss) before minority interests	(970)	(2'129)	(870)	(54)	11	(3'326)	1'814	–

Minority interests	20	(19)	40	–	(50)	17	(227)	–

Net profit/(loss)	(950)	(2'148)	(830)	(56)	14	(3'309)	1'587	–

Certain reclassifications have been made to conform to the current presentation.

1) Includes amortization of Present Value of Future Profits (PVFP) from the insurance business.

2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. If the change in accounting principle had not been adopted in 4Q2002, taxes would have been CHF -1,023 m for 4Q2002. The retroactive application of this change in accounting principle would have resulted in taxes for Q42002, 3Q2002 and 4Q2001 of CHF -198 m, CHF -306 m and CHF 755 m, respectively, and CHF -250 m for the 12 months 2001.

Consolidated balance sheet

				Change	Change

				in % from	in % from

in CHF m	31.12.02	30.09.02	31.12.01	30.09.02	31.12.01

Assets

Cash and other liquid assets	2'551	3'386	3'092	(25)	(17)

Money market papers	25'125	24'621	32'027	2	(22)

Due from banks	195'778	201'045	203'785	(3)	(4)

Receivables from the insurance business	12'290	9'932	11'823	24	4

Due from customers	182'143	195'762	186'151	(7)	(2)

Mortgages	94'896	96'187	92'655	(1)	2

Securities and precious metals trading portfolios	173'133	179'645	208'374	(4)	(17)

Financial investments from the banking business	33'394	37'007	37'306	(10)	(10)

Investments from the insurance business	128'450	134'129	131'291	(4)	(2)

Non-consolidated participations	1'792	1'632	1'846	10	(3)

Tangible fixed assets	8'152	8'683	9'422	(6)	(13)

Intangible assets	18'359	19'579	22'850	(6)	(20)

Accrued income and prepaid expenses	13'882	15'899	18'095	(13)	(23)

Other assets	65'711	71'651	63'796	(8)	3

Total assets	955'656	999'158	1'022'513	(4)	(7)

Subordinated assets	2'678	2'496	1'578	7	70

Receivables due from non-consolidated participations	728	850	276	(14)	164

Liabilities and shareholders‘ equity

Money market papers issued	22'178	19'876	19'252	12	15

Due to banks	287'884	293'456	335'932	(2)	(14)

Payables from the insurance business	10'218	7'250	11'864	41	(14)

Due to customers in savings and investment deposits	39'739	39'397	38'547	1	3

Due to customers, other	258'244	277'046	261'752	(7)	(1)

Medium-term notes (cash bonds)	2'599	2'831	3'019	(8)	(14)

Bonds and mortgage-backed bonds	81'839	89'644	81'505	(9)	0

Accrued expenses and deferred income	17'463	18'826	25'512	(7)	(32)

Other liabilities	56'070	68'793	56'493	(18)	(1)

Valuation adjustments and provisions	11'557	9'956	11'362	16	2

Technical provisions for the insurance business	136'471	139'622	138'354	(2)	(1)

Total liabilities	924'262	966'697	983'592	(4)	(6)

Reserve for general banking risks	1'739	2'319	2'319	(25)	(25)

Share capital	1'190	1'189	3'590	0	(67)

Capital reserve	20'710	19'460	19'446	6	7

Revaluation reserves for the insurance business	1'504	1'285	749	17	101

Reserve for own shares	1'950	1'950	2'469	0	(21)

Retained earnings	4'732	5'546	5'640	(15)	(16)

Minority interests	2'878	3'071	3'121	(6)	(8)

Net profit/(loss)	(3'309)	(2'359)	1'587	40	–

Total shareholders‘ equity	31'394	32'461	38'921	(3)	(19)

Total liabilities and shareholders‘ equity	955'656	999'158	1'022'513	(4)	(7)

Subordinated liabilities	19'704	20'700	20'892	(5)	(6)

Liabilities due to non-consolidated participations	1'164	1'371	1'098	(15)	6

Off-balance sheet and fiduciary business

in CHF m	31.12.02	31.12.01

Credit guarantees in form of bills of exchange and other guarantees 1)	27'745	29'789

Bid bonds, delivery and performance bonds, letters of indemnity, other performance-related guarantees	4'680	5'056

Irrevocable commitments in respect of documentary credits	3'242	3'257

Other contingent liabilities	3'437	5'484

Contingent liabilities	39'104	43'586

Irrevocable commitments	86'051	129'864

Liabilities for calls on shares and other equity instruments	543	794

Confirmed credits	32	76

Total off-balance sheet	125'730	174'320

Fiduciary transactions	37'703	41'448

At 31.12.02, market value guarantees reported as derivatives totaled CHF 170.4 bn (nominal value). The associated replacement value reported on-balance sheet totaled CHF 10.3 bn.

1) Including credit guarantees of securities lent as arranger: 31.12.02: CHF 20.7 bn (31.12.01: CHF 21.1 bn).

Derivative instruments

		Positive		Negative			Positive		Negative

		gross		gross			gross		gross

	Nominal	replacement		replacement		Nominal	replacement		replacement

	value	value	1)	value	1)	value	value	1)	value	1)

in CHF bn	31.12.02	31.12.02		31.12.02		31.12.01	31.12.01		31.12.01

Interest rate products	10'647.2	185.4		181.0		9'120.8	97.0		98.7

Foreign exchange products	1'376.7	34.8		36.1		1'936.3	39.6		40.2

Precious metals products	19.8	0.9		2.5		29.5	1.3		1.8

Equity/index-related products	347.5	12.6		13.0		393.9	14.1		13.6

Other products	179.4	4.3		5.0		120.7	3.5		3.5

Total derivative instruments	12'570.6	238.0		237.6		11'601.2	155.5		157.8

1) Including replacement values for traded derivatives (futures and traded options) subject to daily margining requirements. Total positive and negative replacement values of traded derivatives amount to CHF 1.5 bn (31.12.01: CHF 1.8 bn) and CHF 1.1 bn (31.12.01: CHF 0.6 bn).

Currency translation rates

	Average rate year-to-date			Closing rate used in the

	used in the income statement			balance sheet as of

in CHF	4Q2002	3Q2002	4Q2001	31.12.02	30.09.02	31.12.01

1 USD	1.56	1.59	1.69	1.3902	1.4907	1.6754

1 EUR	1.47	1.47	1.51	1.4550	1.4646	1.4824

1 GBP	2.33	2.34	2.43	2.2357	2.3308	2.4282

100 JPY	1.24	1.26	1.39	1.1722	1.2257	1.2759

Calculation of earnings per share (EPS)

				Change	Change			Change
				in % from	in % from	12 months		in % from

	4Q2002	3Q2002	4Q2001	3Q2002	4Q2001	2002	2001	2001

Net profit in CHF m	(950)	(2'148)	(830)	(56)	14	(3'309)	1'587	–

Diluted net profit in CHF m	(951)	(2'148)	(830)	(56)	15	(3'309)	1'588	–

Weighted average shares outstanding 1)	1'193'153'538	1'189'341'056	1'188'677'445	0	0	1'190'206'207	1'194'090'788	0

Dilutive impact 2)	253'011	544'427	7'213'154	(54)	(96)	3'337'199	9'356'766	(64)

Weighted average shares, diluted	1'193'406'549	1'189'885'483	1'195'890'599	0	0	1'193'543'406	1'203'447'554	(1)

Basic earnings per share in CHF	(0.80)	(1.81)	(0.70)	(56)	14	(2.78)	1.33	–

Diluted earnings per share in CHF	(0.80)	(1.81)	(0.69)	(56)	16	(2.77)	1.32	–

1) Adjusted for weighted average shares repurchased.

2) From convertible bonds and outstanding options.

Income statement of the banking and insurance business 1)

	Banking business

	(incl. Corporate Center)		Insurance business		2)	Credit Suisse Group

12 months, in CHF m	2002	2001	2002	2001		2002	2001

Net interest income	7'984	6'680	–	–		8'036	6'751

Net commission and service fee income	15'350	18'136	–	–		15'334	18'115

Net trading income	1'946	8'913	–	–		2'254	8'913

Net income from the insurance business 3)	–	–	3'641	6'352		3'312	6'300

Other ordinary income/(expenses), net	(296)	(538)	(602)	(380)		(898)	(925)

Operating income	24'984	33'191	3'039	5'972		28'038	39'154

Personnel expenses	14'627	19'752	2'283	2'138		16'910	21'890

Other operating expenses	5'118	6'853	1'499	1'547		6'619	8'394

Operating expenses	19'745	26'605	3'782	3'685		23'529	30'284

Gross operating profit/(loss)	5'239	6'586	(743)	2'287		4'509	8'870

Depreciation of non-current assets	1'515	1'667	657	519		2'173	2'186

Amortization of acquired intangible assets	693	793	0	0		693	793

Amortization of goodwill	740	697	66	73		806	770

Valuation adjustments, provisions and losses from the banking business	4'430	2'592	–	–		4'430	2'592

Depreciation, valuation adjustments and losses	7'378	5'749	723	592		8'102	6'341

Profit/(loss) before extraordinary items, taxes and minority interests	(2'139)	837	(1'466)	1'695		(3'593)	2'529

Extraordinary income	681	52	65	0		746	52

Extraordinary expenses	(206)	(50)	(197)	(231)		(403)	(281)

Cumulative effect of change in accounting principle	320	–	200	–		520	–

Taxes	289	(108)	(885)	(378)		(596)	(486)

Net profit/(loss) before minority interests	(1'055)	731	(2'283)	1'086		(3'326)	1'814

Minority interests	(151)	(179)	168	(48)		17	(227)

Net profit/(loss)	(1'206)	552	(2'115)	1'038		(3'309)	1'587

1) Income statements for the banking and insurance business are presented on a stand-alone basis.

2) Represents «Winterthur» Swiss Insurance Company

3) Insurance business: expenses due to the handling of both claims and investments are allocated to the income from the insurance business, of which CHF 615 m (2001: CHF 599 m) are related to personnel expenses and CHF 469 m (2001: CHF 371 m) to other operating expenses.

Statement of shareholders‘ equity

	12 months	12 months

in CHF m	2002	2001

At beginning of financial year	38'921	43'522

Repayment out of share capital	(2'379)	(2'392)

Dividends paid	0	(14)

Dividends paid to minority interests	(169)	(161)

Capital increases, par value and capital surplus 1)	1'448	1'160

Cancellation of repurchased shares	(542)	(569)

Changes in scope of consolidation affecting minority interests	(167)	(253)

Foreign exchange impact	(2'626)	112

Change in revaluation reserves from the insurance business, net	814	(4'298)

Change in reserve for general banking risks, net	(580)	0

Minority interests in net profit/(loss)	(17)	227

Net profit/(loss)	(3'309)	1'587

At end of financial year	31'394	38'921

1) Includes CHF 1.25 bn proceeds related to Mandatory Convertible Securities issued by Credit Suisse Group Finance (Guernsey) Ltd.

LOANS

Due from banks

in CHF m	31.12.02	31.12.01

Due from banks, gross	195'866	203'821

Valuation allowance	(88)	(36)

Total due from banks, net	195'778	203'785

Due from customers and mortgages

in CHF m	31.12.02	31.12.01

Due from customers, gross	187'617	192'349

Valuation allowance	(5'474)	(6'198)

Due from customers, net	182'143	186'151

Mortgages, gross	97'037	95'685

Valuation allowance	(2'141)	(3'030)

Mortgages, net	94'896	92'655

Total due from customers and mortgages, net	277'039	278'806

Due from customers and mortgages by sector

in CHF m	31.12.02	31.12.01

Financial services	38'279	39'213

Real estate companies	16'472	17'627

Other services including technology companies	15'316	22'860

Manufacturing	13'273	12'791

Wholesale and retail trade	11'165	10'970

Construction	4'314	3'676

Transportation and communication	6'482	10'904

Health and social services	2'340	1'854

Hotels and restaurants	2'390	2'866

Agriculture and mining	2'317	1'600

Non-profit and international organizations	191	27

Commercial	112'539	124'388

Consumers	92'419	86'358

Public authorities	5'023	5'000

Lease financings	3'158	3'135

Professional securities transactions and securitized loans	71'515	69'153

Due from customers and mortgages, gross	284'654	288'034

Valuation allowance	(7'615)	(9'228)

Total due from customers and mortgages, net	277'039	278'806

Collateral of due from customers and mortgages

	Mortgage	Other	Without	Total

in CHF m	collateral	collateral	collateral	31.12.02

Due from customers	5'106	129'300	47'737	182'143

Residential properties	68'055

Business and office properties	11'857

Commercial and industrial properties	10'970

Other properties	4'014

Mortgages	94'896			94'896

Total collateral	100'002	129'300	47'737	277'039

As of 31.12.01	98'557	121'338	58'911	278'806

CONSOLIDATED RESULTS | CREDIT SUISSE GROUP

Loan valuation allowance

in CHF m	31.12.02	31.12.01

Due from banks	88	36

Due from customers	5'474	6'198

Mortgages	2'141	3'030

Total loans valuation allowance	7'703	9'264

of which on principal	6'617	7'553

of which on interest	1'086	1'711

Roll forward of loan valuation allowance

in CHF m	31.12.02	31.12.01

At beginning of financial year	9'264	10'786

Net additions charged to income statement	2'616	1'613

Net write-offs	(3'803)	(3'805)

Balances acquired/(sold)	0	(3)

Provisions for interest	187	400

Foreign currency translation impact and other	(561)	273

At end of financial year	7'703	9'264

Impaired loans 1)

in CHF m	31.12.02	31.12.01

With a specific allowance	11'714	14'654

Without a specific allowance	655	911

Total impaired loans, gross	12'369	15'565

Non-performing loans	6'355	7'960

Non-interest earning loans	2'325	2'808

Restructured loans	281	114

Potential problem loans 2)	3'408	4'683

Total impaired loans, gross	12'369	15'565

1) 31.12.01 restated.

2) Potential problem loans consist of loans where interest payments are being made but where, in the credit officer's assessment, some doubt exists as to the timing and/or certainty of the repayment of contractual principal.

Securities and precious metals trading portfolios

in CHF m	31.12.02	31.12.01

Listed on stock exchange	58'661	66'308

Unlisted	76'083	91'434

Debt instruments	134'744	157'742

of which own bonds and medium-term notes	1'520	1'037

Listed on stock exchange	33'208	44'202

Unlisted	3'935	5'123

Equity instruments	37'143	49'325

of which own shares	2'254	4'410

Precious metals	1'246	1'307

Total securities and precious metals trading portfolios	173'133	208'374

of which securities rediscountable or pledgeable with central banks	27'426	40'782

Investments from the insurance business

			Gross	Gross

		Amortized	unrealized	unrealized

As of 31.12.02, in CHF m	Book value	cost	gains	losses	Fair value

Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	10'974	10'269	715	10	10'974

Debt securities issued by foreign governments	27'094	26'303	879	88	27'094

Corporate debt securities	22'517	21'210	1'399	92	22'517

Other	16'066	15'141	1'010	85	16'066

Debt securities	76'651	72'923	4'003	275	76'651

Equity securities	9'052	9'171	336	455	9'052

Total securities – available-for-sale	85'703	82'094	4'339	730	85'703

Debt securities	246

Equity securities	31

Total securities – trading	277

Own shares	44	–	–	–	–

Mortgage loans	10'175	–	–	–	–

Other loans	4'305	–	–	–	–

Real estate	7'431	–	–	–	10'057

Short-term investments and other	7'120	–	–	–	–

Investments from the insurance business	115'055	–	–	–	–

Equity securities	9'288	–	–	–	–

Debt securities	2'841	–	–	–	–

Short-term investments and other	1'069	–	–	–	–

Real estate	197	–	–	–	–

Investments where the investment risk is borne by the policyholder	13'395	–	–	–	–

Investments from the insurance business	128'450	–	–	–	–

Investments from the insurance business

			Gross	Gross

		Amortized	unrealized	unrealized

As of 31.12.01, in CHF m	Book value	cost	gains	losses	Fair value

Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	8'287	8'205	152	70	8'287

Debt securities issued by foreign governments	19'503	19'252	474	223	19'503

Corporate debt securities	22'947	22'542	672	267	22'947

Other	15'823	15'409	543	129	15'823

Debt securities	66'560	65'408	1'841	689	66'560

Equity securities	22'332	22'145	2'406	2'219	22'332

Total securities – available-for-sale	88'892	87'553	4'247	2'908	88'892

Debt securities	1'858

Equity securities	37

Total securities – trading	1'895

Own shares	184	–	–	–	–

Mortgage loans	9'811	–	–	–	–

Other loans	4'648	–	–	–	–

Real estate	7'549	–	–	–	10'376

Short-term investments and other	3'793	–	–	–	–

Investments from the insurance business	116'772	–	–	–	–

Equity securities	10'934	–	–	–	–

Debt securities	2'495	–	–	–	–

Short-term investments and other	794	–	–	–	–

Real estate	296	–	–	–	–

Investments where the investment risk is borne by the policyholder	14'519	–	–	–	–

Investments from the insurance business	131'291	–	–	–	–

INFORMATION FOR INVESTORS

Credit Suisse Group shares

Ticker symbols

Stock exchange listings		Bloomberg	Reuters	Telekurs

SWX Swiss Exchange/virt-x		CSGN VX	CSGZn.VX	CSGN,380

Frankfurt		CSX GR	CSGZn.DE	CSX,013

New York (ADS)	1)	CSR US	CSR.N	CSR,065

1) 1 ADS represents 1 registered share.

Swiss security number		1213853

ISIN number		CH0012138530

German security number		DE 876 800

CUSIP number		225 401 108

Ratings

Agencies	Credit Suisse Group		Credit Suisse		Credit Suisse First Boston		Winterthur

	Long term	Short term	Long term	Short term	Long term	Short term

Moody‘s, New York	Aa3	–	Aa3	P1	Aa3	P1	A1

Standard & Poor‘s, New York	A	A1	A+	A1	A+	A1	A

Fitch Ratings, New York	AA–	F1+	AA–	F1+	AA–	F1+	AA–

Financial calendar

Annual Report 2002	Friday, April 4, 2003

Annual General Meeting	Friday, April 25, 2003

First quarter results 2003	Tuesday, May 6, 2003

Second quarter results 2003	Tuesday, August 5, 2003

Third quarter results 2003	Tuesday, November 4, 2003

Q4 AND FULL YEAR RESULTS 2002

PRESENTATION

INTRODUCTION

CONSOLIDATED RESULTS

CREDIT SUISSE FINANCIAL SERVICES

CREDIT SUISSE FIRST BOSTON

SUMMARY

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

RESULTS OVERVIEW

in CHF million	**2002**	2001	**4Q/02**	3Q/02
Credit Suisse Financial Services	**(165)**	3,585	**705**	(1,165)
Credit Suisse First Boston	**(1,862)**	(1,388)	**(1,252)**	(679)
Corporate Center & adjustments	**(1,282)**	(610)	**(403)**	(304)
Group reported net profit/(loss)	**(3,309)**	1,587	**(950)**	(2,148)
including:				
Amortization of acquired intangible assets and goodwill	**(1,440)**	(1,563)	**(348)**	(333)
Exceptional items	**(1,581)**	(1,428)	**(1,462)**	(119)
Tax impact	**373**	604	**190**	56
Cumulative effect of change in accounting principles	**520**	-	**520**	-

SPECIAL ITEMS AFFECTING NET PROFIT

in CHF million
Q4 2002
Special Items
2002
99
Equity-related investment losses in insurance units (1)
(2,392)
(290)
Downsizing CSFB and restructuring PB Europe
(409)
(289)
"Legacy" assets (2)
(1,206)
(649)
SEC settlement and litigation reserve
(649)
(390)
Pershing loss
(390)
(92)
Retention payments
(422)
202
Net gains/(losses) on investments
183
520
Cumulative effect of accounting change
520
(889)
TOTAL
(4,765)

(1)	assuming break-even of insurance units based on current investment income only	(2)	non-continuing businesses: real estate and distressed trading, and "legacy" private equity

UPDATE ON KEY PRIORITIES	(1/2)

Update as of Q4	2003 Objective
Ensure adequate capital resources	▪ Successful issuance of Mandatory Convertible Securities ▪ Continued balance sheet management	▪ Positive impact from Pershing sale ▪ Internal capital generation
Continue to reduce costs in banking	▪ CSFB costs down by USD 2.7 bn or 23% vs 2001 ▪ Series of cost reduction measures underway in CSFS's businesses	▪ Full effect from USD 500 m cost reduction program at CSFB ▪ Savings from consolidation of Swiss Securities and Treasury Infrastructure ▪ Further cost reductions at CSFS banking
Resolve "legacy" assets	▪ Exposure down to USD 3.0 bn '02 – reduction of USD 2.3 bn in 2002 and USD 750 m in Q4/02	▪ Earnings drag now largely behind us

UPDATE ON KEY PRIORITIES	(2/2)

Update as of Q4	2003 Objective
Refocus European Private Banking	▪ Refocus local businesses in Germany and Spain on Private Banking clients ▪ Reduced infrastructure, IT and personnel expenses	▪ Significantly reduced cost base ▪ Focused client approach and services ▪ Leverage of core capabilities
Return Winterthur to profitability	▪ Reported profit in Q4 ▪ Stabilized investment income ▪ Improvement in operational performance ▪ Exit from sub-scale markets	Return to profitability: ▪ Reduction of administration expenses in Swiss head office ▪ Focused management structure ▪ Positive pricing environment in non-life business ▪ Further focusing of business and product portfolio

WINTERTHUR: BACKGROUND OF ANNOUNCED MEASURES

Paradigm shift in the European insurance industry

No more easy returns from the stock markets

Capital base eroded, limiting growth options

Increased focus on technical results and costs

At Winterthur, a number of measures already initiated

Investment strategy adapted

Premium increases, cost reduction programs

Selective re-underwriting to re-price/remove underperforming business

Divestitures of several smaller operations

WINTERTHUR: KEY STRATEGY ELEMENTS

Focus on cost management and profitability

Leverage existing strengths and positions

Prudently manage capital and risks

Aligned management model

Life and non-life divisions brought together in selected countries

Realize synergies in distribution and support functions

One Executive Board, one corporate center

Operational excellence throughout the company

Starting at the corporate center: focused support for market units - reduction of around 350 job positions in 2003

Rigorous implementation of all measures already initiated

Continued focus on selected core markets

WINTERTHUR: NEW EXECUTIVE BOARD

PRESENTATION

INTRODUCTION

CONSOLIDATED RESULTS

CREDIT SUISSE FINANCIAL SERVICES

CREDIT SUISSE FIRST BOSTON

SUMMARY

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

REVENUES

OPERATING EXPENSES AND DEPRECIATION

PROVISIONS

(1)  totals include Corporate Center and adjustments but exclude exceptional provisions of CHF 397 m in Q4/01 and CHF 984 m in Q4/02

CSFB CREDIT-RELATED PROVISIONS

Record US default rates drove 22% increase in corporate credit provisions

Provisions for "legacy" assets (sales and writedowns) to reduce exposure

(1)	excluding restructuring-related charges of CHF 397 m in 2001 and CHF 984 m in 2002
(2)	excluding "legacy" assets shown separately

IMPAIRED LOANS

in CHF billion

Total Impaired Loans

15.6
6.0
9.5
14.5
5.7
8.8
13.0
5.0
8.0
12.3
5.0
7.3
12.4
5.5
6.9
CSFB
CSFS
12/01
03/02
06/02
09/02
12/02

12/01	03/02	06/02	09/02	12/02	
6.0%	5.0%	5.1%	4.6%	4.9%	Impaired loans as % of due from banks and customers (1)
59.5%	60.4%	60.2%	60.0%	62.3%	Valuation allowance as % of impaired loans

(1)	due from banks and customers and mortgages (excluding securities lending and reverse repurchase agreements)

BANKING CAPITAL RATIOS
AS OF DECEMBER 31, 2002

Pershing transaction to raise CSFB's and Group's tier 1 ratio by approximately 1% and 0.5%, respectively

(1)	consolidated banking entities Credit Suisse and Credit Suisse First Boston
(2)	including holding company and other banking units (e.g. independent private banks)
(3)	net of tax liability

WINTERTHUR GROUP EU SOLVENCY MARGIN
AS OF DECEMBER 31, 2002

PRESENTATION

INTRODUCTION

CONSOLIDATED RESULTS

CREDIT SUISSE FINANCIAL SERVICES

CREDIT SUISSE FIRST BOSTON

SUMMARY

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

CREDIT SUISSE FINANCIAL SERVICES OVERVIEW

Results 2002	▪ CSFS net operating profit of CHF 535 m in Q4 and net operating loss of CHF 136 m for 2002 ▪ Net profit of CHF 705 m in Q4 includes cumulative effect of change in accounting principles of CHF 266 m and exceptional items of CHF -73 m (CHF -192 m in 2002)
Key drivers in banking segments	▪ Operating income in banking segments decreased 8% y-o-y, only partially offset by reduced expenses of 3% ▪ Operating income suffered from lower asset base (down CHF 67 bn in 2002), lower transaction volumes and low interest rate environment
Key drivers in insurance segments	▪ Lower investment income with a NOP impact of CHF -3.3 bn versus 2001 ▪ Continued strong premium growth and operational improvements

PRIVATE BANKING

Segment result [1]

in CHF million

579
634
486
303
339
12%
(41%)

	Q4 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002
Gross-margin (bp) [1]	131	133	127	114	118
NNA (CHF bn)	8.6	9.2	5.6	3.4	0.5

Key Profit & Loss Items

	2002	Change vs 2001	**Q4/02**	Change vs Q3/02
Operating income	**6,461**	(11%)	**1,477**	3%
Operating expenses	**(3,862)**	(4%)	**(951)**	2%
Segment result	**1,762**	(23%)	**339**	12%

- 2002 operating income negatively affected by decreased AuM base (down CHF 59 bn in 2002), reduced securities turnover and low interest rate environment
- Reduced NNA inflow, negatively impacted by increased attention surrounding CSG's financial performance in the course of 2002
- Reduction of cost base by CHF 162 m vs 2001 despite international expansion
- Good progress in refocusing European Private Banking

(1)	before exceptional items, cumulative effect of change in accounting principles and minority interests

CORPORATE & RETAIL BANKING

Segment result [1]

in CHF million
45
120
95
102
46
2%
(55%)

	Q4 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002
C/I-ratio (%) [2]	74.6	60.6	69.8	67.6	77.6
ROE [2] (%)	4.6	12.1	9.5	10.5	4.8

(1) before exceptional items, cumulative effect of change in accounting principles and minority interests
(2) operating
(3) valuation adjustments, provisions and losses (provisions based on ACP)

Key Profit & Loss Items

	2002	Change vs 2001	**Q4/02**	Change vs Q3/02
Operating income	**2,435**	2%	**575**	(7%)
Operating expenses	**(1,585)**	(2%)	**(421)**	8%
Provisions [3]	**(293)**	(5%)	**(72)**	3%
Segment result	**363**	19%	**46**	(55%)

- Operating income CHF 37 m (2%) higher vs 2001 but down 7% in Q4 due to lower transaction-based income
- Expenses down CHF 35 m (2%) vs 2001 but up 8% in Q4 due to project costs; cost/income ratio 2002 of 68.7%, down 2.4 ppts vs 2001
- ROE 2002 of 9.3%, up 1.5 ppts vs 2001

CREDIT SUISSE GROUP
Slide 20

LIFE & PENSIONS

Segment result (1)

in CHF million

80
15
93
(427)
(1,081)

	Q4 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002
Expense ratio (full-year)	10.9%				9.9%(2)
Return on invested assets (%)	2.5	3.2	0.1	1.2	1.2

(1) before exceptional items, cumulative effect of change in accounting principles and minority interests
(2) excluding DAC/PVFP writedown, reported 11.5%
(3) death and other benefits incurred & change in provision for future policyholder benefits (technical)
(4) excluding separate account business

Key Profit & Loss Items

	2002	Change vs 2001
Gross premiums written	**19,019**	9%
Benefits & claims (3)	**(20,442)**	9%
Policyholder dividends	**1,758**	n.m.
Operating expenses	**(2,179)**	17%
Investment income(4)	**1,438**	(70%)
Segment result	**(1,400)**	n.m.

- Impact of lower investment income on segment result vs 2001: CHF -1.6 bn
- Segment result of CHF 93 m in Q4 includes CHF 220 m impact from deferred tax assets on net operating losses
- Strong premium growth of 9.2% (organic 10.4% in local currency)
- Excluding DAC/PVFP writedown of CHF 292 m, expense ratio down to 9.9% for full year

INSURANCE

Segment result[1]

in CHF million

82
6
(147)
(361)
(490)

	Q4 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002
Combined ratio (full-year)	105.6%				103.4%
Return on invested assets (%)	6.3	1.2	(3.8)	1.6	0.5

Key Profit & Loss Items

	2002	Change vs 2001
Net premiums earned	**15,703**	5%
Claims & annuities	**(11,749)**	2%
Policyholder dividends	**106**	n.m.
Operating expenses	**(4,488)**	4%
Investment income	**(10)**	n.m.
Segment result	**(992)**	n.m.

- Impact of lower investment income on segment result vs 2001: CHF -1.7 bn
- Segment result of CHF 6 m in Q4 includes CHF 276 m impact from deferred tax assets on net operating losses
- Impact from discontinued/divested business of CHF -90 m net of tax in Q4 (2002: CHF -251 m)
- Net premiums earned up 4.6% (organic 9.4% in local currency)
- Combined ratio down 2.2 ppts to 103.4% (claims ratio down 1.9 ppts, expense ratio down 0.3 ppts)

CSFS OBJECTIVES FOR 2003

Overall:

Strong efforts initiated to further reduce cost base

Private Banking:

Lower asset base with impact on operating income

Corporate & Retail Banking:

Some increase in credit risk costs likely

Winterthur:

Measures taken to allow profitability for the full year

However, quarterly results likely to be impacted by volatility in financial markets

PRESENTATION

INTRODUCTION

CONSOLIDATED RESULTS

CREDIT SUISSE FINANCIAL SERVICES

CREDIT SUISSE FIRST BOSTON

SUMMARY

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

CREDIT SUISSE FIRST BOSTON OVERVIEW

Results	▪ Net operating profit of USD 11 m in Q4/02 and USD 140 m in 2002 ▪ Revenue decline of 21% due to protracted downturn in the markets ▪ Operating expenses down USD 2.7 bn (23%) vs 2001 ▪ Exceptional charges of USD 890 m (USD 813 m after tax) and positive cumulative effect of change in accounting principles amounting to USD 162 m
Significant Events	▪ Reached agreement in principle to settle US Regulatory probe into industry research practices ▪ Definitive agreement to sell Pershing ▪ Continued to right-size platform to match market reality ▪ Substantially reduced exposure to legacy assets
Objectives	▪ Maintain revenue-generating capabilities and market positions ▪ Drive further expense efficiencies ▪ Manage risk exposure for flexibility in face of geopolitical uncertainty ▪ Generate sustained profitability

CSFB RESULTS

Net Operating Profit [1]

in USD million
(114)
155
229
(255)
11

	Q4 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002
ROE [1] (in %)	(5.0)	6.9	9.9	(11.8)	0.4

Earnings Drivers

in USD million	2002	Change vs 2001	Q4/02	Change vs Q3/02
Revenues	**11,769**	(21%)	**2,361**	(11%)
Operating expenses	**9,277**	(23%)	**1,870**	(14%)
Provisions	**1,679**	84%	**657**	17%

- Revenues reflect weak market environment and writedown on legacy portfolio
- Continued to right-size and reduce expenses
- Provisions reflect
  - record credit defaults for industry, particularly in the US
  - establishment of USD 340 m reserve for losses inherent in non-impaired portfolio

CREDIT SUISSE GROUP

Slide 26

CSFB NET OPERATING PROFIT CONTRIBUTION

	2001	2002
in USD million
	Q4	Q1	Q2	Q3	Q4	2001	2002

Institutional Securities	(83)	218	296	(183)	63	918	394

CSFB Financial Services	121	70	71	37	48	259	226

Subtotal	38	288	367	(146)	111	1,177	620

Acquisition-related costs	(152)	(133)	(138)	(109)	(100)	(647)	(480)

Net operating profit/(loss)(1)	(114)	155	229	(255)	11	530	140

(1) excluding exceptional items, cumulative effect of change in accounting principles and amortization of acquired intangible assets and goodwill

CSFB NET PROFIT/(LOSS)

in USD million	Q4/02	Q4/01
Net operating profit/(loss)	**11**	**(114)**
Regulatory agreement	**(150)**	(100)
Civil litigation provision	**(450)**	-
Pershing (pre-tax)	**(86)**	-
Restructuring	**(204)**	(745)
Severance-related	**(165)**	(583)
Excess facilities charges	**(21)**	(103)
Exit charges for non-core business	**(18)**	(59)
Tax impact	**77**	199
Total exceptional items	**(813)**	**(646)**
Cumulative effect of change in accounting principles	**162**	-
Amortization of acquired intangibles assets and goodwill	**(171)**	(179)
Net profit/(loss)	**(811)**	**(939)**

Covers estimated exposure related to research, Enron and certain IPO allocation practices

Continue to right-size the firm; reduced headcount by approx. 1,500 during Q4/02

REVENUES

Decline of 47% vs Q3/02 – developed credit products, incl. NCFE, lower securitization results and widened spreads
Decline in emerging markets, particularly in Brazil
Lower interest rate products, incl. seasonal effect

Decline of 22% vs. Q3/02
Stable cash business but lower EDCU revenues due to limited arbitrage opportunities, equity market uncertainty and reduced customer trading

Increase of 68% vs. Q3/02 – primarily Private Equity gain on sale of Swiss Re, with improvement across banking products
M&A and equity new issuance activity remain depressed

Decline of 3% vs. Q3/02
Lower global equity market values, net asset outflows at CSAM and lower trading and customer debit volumes at Pershing and PCS

MARKET SHARES REMAIN STRONG

	2002		2001

	Rank	Share	Rank	Share

Global M&A	3	16.8%	4	22.6%

Global Equity	4	8.2%	5	10.0%

Global Debt	2	7.9%	3	8.4%

High Yield	1	15.5%	1	16.4%

Equity Research Global	1	21RA	3	18 RA

Fixed Income Research North America	2	31 RA	3	32RA

RA = Ranked analysts

CSFB FINANCIAL SERVICES REVENUE DRIVERS

Net asset outflow reduced vs. Q3/02

Year-on-year AuM adversely impacted by performance, net asset outflows and sale of CSFB direct (USD 21 bn)

Lower customer activity at Private Client Services

SUBSTANTIAL RIGHT-SIZING OF EXPENSE BASE

Expenses down USD 2.7 bn (23%) vs 2001

Headcount reduced 14% during 2002; 23% since 2000

Progress in bringing compensation/revenue ratio more in line with peers

Cost reductions achieved while maintaining revenue-generating capabilities and market positions

			Change vs 2001

(in USD billion)	2002	2001	in USD billion	in %

Personnel expenses(1)	6,191	8,125	(1,934)	(24)

Other operating expenses	3,086	3,852	(766)	(20)

Total operating expenses	9,277	11,977	(2,700)	(23)

Headcount (period-end)	23,424	27,302	(3,878)	(14)

Compensation/revenue(2)	52.6%	54.4%

(1)	excludes amortization of retention payments and exceptional items
(2)	excludes acquisition interest, amortization of retention payments and exceptional items

"LEGACY" ASSETS EXPOSURE REDUCED BY 45%

2002 results include charges of USD 1.1 bn from "legacy" assets

Net operating profit drag of USD 773 m

Exposure reduced in 2002 by USD 2.3 bn to USD 3.0 bn

Q4/02 reduction of USD 0.8 bn

Q4/02 charges of USD 273 m offset by USD 309 m Swiss Re gains

2003 P&L charges expected to be substantially lower

(1)	only non-continuing business, excluding unfunded commitments of USD 1.2 bn, 1.0 bn, 0.9 bn and 0.8 bn as of 12/99, 12/00, 12/01 and 12/02 respectively, of which USD 0.4 bn represents employee commitments as of 12/01 and 12/02

CSFB OBJECTIVES FOR 2003

Will build on strong franchise and market share

Lower expense base in line with expected revenues

Earnings drag from "legacy" assets largely behind us

Provisions expected to decrease but vulnerable to general credit cycle

Well positioned for improved return on equity

PRESENTATION

INTRODUCTION

CONSOLIDATED RESULTS

CREDIT SUISSE FINANCIAL SERVICES

CREDIT SUISSE FIRST BOSTON

SUMMARY

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

SUMMARY

In the 4th quarter, we took further steps towards returning to profitability addressed a number of exceptional cost items

strengthened our balance sheet and improved capital base

Core businesses continued to hold leadership positions in key markets

Economic and geopolitical outlook remains uncertain

Measures taken in 2002 expected to restore the Group to profitability in 2003

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING INFORMATION

     This presentation contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

     Words such as “believes, “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

    By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

     We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

SUPPLEMENTS TO THE
FOURTH QUARTER 2002 AND
FULL YEAR RESULTS 2002
PRESENTATION

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CONTENT

Group

- Update on accounting changes	(slide 2 to 3)

CSPB

- Development of gross margin	(slide 4)

- AuM by product and currency	(slide 5)

Winterthur

- Investment result	(slide 6 to 8)

- Investment portfolio	(slide 9 to 10)

- Equity base & statutory solvency	(slide 11)

- Life & Pensions business mix	(slide 12)

- Insurance premium split and combined ratios & gross written premiums	(slide 13 to 14)
CSFB

- Revenue detail 2002	(slide 15)

- Emerging markets exposure	(slide 16 to 17)

- Selected exposure by industry	(slide 18)

- "Legacy" assets exposure	(slide 19)

- "Legacy" assets P&L charges	(slide 20)

- Pershing sale	(slide 21)

Cautionary statement regarding forward-looking information	(slide 22)

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UPDATE ON ACCOUNTING CHANGES (1/2)

Deferred tax assets on net operating losses
Rationale: Increase peer comparability and eliminate difference to US GAAP

Cumulative effect for prior years:	CHF 266 million at CSFS

CHF 254 million at CSFB (USD 162 million)

Reported in separate P&L line item

Excluded from net operating profit

Effect on taxes for financial year 2002:	CHF 472 million at CSFS

CHF 868 million at CSFB (USD 556 million)

Reported in normal tax result

Included in net operating profit

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UPDATE ON ACCOUNTING CHANGES	(2/2)

Inherent loss allowance in loan portfolio	Rationale:	Consistent with anticipated EBK change in estimate guidelines

In line with peers general trend of deteriorating credit environment

	CSFS:	CHF 245 million

Current ACP model in banking already compliant with EBK guidelines

Charges recorded at Corporate Center

	CSFB:	CHF 530 million (USD 340 m)

Included in BU/segment results

Neutral to net operating profit due to release of reserves for general banking risks of CHF 580 m recorded as extraordinary income

Note: figures above exclude CHF 3 million from exchange rate impact

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PRIVATE BANKING
DEVELOPMENT OF GROSS MARGIN

Asset-driven
Transaction-driven
Other revenue
in bp
-10 bp
145
134
123
131
133
133
127
114
118
123
10
3
6
6
4
6
5
5
5
48
43
34
34
40
42
35
26
28
33
87
88
83
90
87
87
86
83
85
85
0
30
60
90
120
Q1
Q2
Q3
Q4
FY
Q1
Q2
Q3
Q4
FY
2001
2002
alternative investments
brokerage
trading
alternative investments
commission on assets
interest margin
lending

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PRIVATE BANKING
AUM BY PRODUCT & CURRENCY

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WINTERTHUR GROUP INVESTMENT RESULT (1)	(1/3)

		2002(1)

	12M/02(1)	Q1	Q2	Q3	Q4

Current income	5,096	1,236	1,435	1,203	1,222

Realized gains	5,421	1,346	1,389	2,353	333

Realized losses	(4,738)	(647)	(2,129)	(1,589)	(373)

Impairments	(3,887)	(942)	(857)	(1,413)	(675)

Other	(464)	(114)	(100)	(135)	(115)

Investment Income (P&L)	1,428	879	(262)	419	392

(1)	general account only
Note:	Q1 to Q3 reclassified to the current presentation format, including real estate own use, interest paid from current income and realized gains/losses to other

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WINTERTHUR GROUP INVESTMENT RESULT (1)	(2/3)

Development of gross unrealized losses in equity portfolio

Given flat markets, unrealized losses are recognized in the P&L after 6 months as an impairment

NOP impact highly country-specific depending on whether the investment risk is borne by the company or the policyholder

Current unrealized losses in Q4/02 substantially lower than at year-end 2001 and also improved vs Q3/Q2

Taking only the NOP relevant portion into account, unrealized losses decreased 38% vs Q3/02 level

(1)	general account only; totals different from published figures in quarterly report due to consolidation effects

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WINTERTHUR GROUP INVESTMENT RESULT (1)	(3/3)

in CHF m(1)	Life & Pensions	Insurance	Winterthur Group

Net investment income 2001 (insurance chart of account)	4,766	2,217	6,983

Net investment income 2002 (insurance chart of account)	1,438	(10)	1,428

Delta: Net investment income 2001/2002 (insurance chart of account)	(3,328)	(2,227)	(5,554)

Impact on operating income (bancassurance chart of account)	(1,800)	(1,800)	(3,600)

Impact on net operating profit	(1,600)	(1,700)	(3,300)

(1)	general account only

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WINTERTHUR GROUP
INVESTMENT PORTFOLIO – ASSET ALLOCATION

Responsive to equity market development

reduction of equity securities from CHF 22.5 bn (18%) to 9.1 bn (7%) in 2002

"investment view" equity exposure stands at CHF 8.0 bn (6%)(1)

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WINTERTHUR GROUP
INVESTMENT PORTFOLIO – BY COUNTERPARTY RATING

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WINTERTHUR GROUP
EQUITY BASE STRENGTHENED IN 2002

CSG capital injection of CHF 3.7 bn(1) eligible solvency capital to maintain and strengthen capital

Consolidated EU group solvency now at 167%

Group has sufficient capital to sustain growth in the near future

(1)	CHF 2.6 bn equity capital contribution and CHF 1.1 bn hybrid debt	(2)	net of tax/shadow

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LIFE & PENSIONS
GROSS PREMIUMS WRITTEN
% of total, YTD

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WINTERTHUR INSURANCE
SPLIT BY LINE OF BUSINESS & COMBINED RATIOS

(1) in local currencies

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WINTERTHUR INSURANCE
PREMIUM INCREASES OFFSET BY DISPOSALS

Gross Written Premiums by Region (CHF bn)
	2002	2001	Growth	Market Position	(1)
United Kingdom	5.0	3.8	32%	5th

North America	3.4	3.2	6%	>20

Switzerland	2.9	2.7	7.4%	1st

Germany	2.5	2.5	0%	14th

Italy	1.9	1.8	6%	8th

Other, disposals	2.7	4.4	-39%	n/a

Total	18.4	18.4	0%	7th	(2)

(1)	based on 2001 GWP
(2)	total European

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CREDIT SUISSE FIRST BOSTON
REVENUE DETAIL 2002

Investment Banking Division
695
871
485
813
Total in USD m
in %
22
36
17
9
16
23
34
17
7
19
14
43
15
6
22
16
28
11
6
39
Other
M&A
Equity capital markets
Debt capital markets
Private equity
Q1
Q2
Q3
Q4

Equity Income Division
855
760
718
562
Total* in USD m
in %
9
20
1
31
39
8
16
2
38
36
7
16
2
27
48
7
22
2
34
35
Asian customers
European customers
LatAm customers
US customers
EDCU
Q1
Q2
Q3
Q4
* incl. Other revenues not shown in chart

Fixed Income Division
1,269
1,263
1,103
587
Total in USD m
in %
26
12
71
(9)
28
14
63
(5)
36
29
39
(4)
39
34
45
(18)
Rates
Emerging markets group
Credit
Other
Q1
Q2
Q3
Q4

CSFB Financial Services
536
553
501
484
Total in USD m
in %
43
43
16
(2)
5
40
39
16
2
42
42
14
2
45
40
13
Other
CSAM
Pershing
PCS
Q1
Q2
Q3
Q4

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CREDIT SUISSE FIRST BOSTON
EMERGING MARKETS EXPOSURE BY REGION

31.12.02 in USD m	Americas	CIS/ Europe	Mid. East/ Africa	Asia / Pacific	Total Global

Loans	1,299	1,243	567	1,365	4,474

Loan equivalent exposure	586	304	309	476	1,675
Money market	0	0	0	0	0
F/X, precious metals	586	304	309	476	1,675
Derivatives	0	0	0	0	0

Trading positions	238	904	843	3,077	5,062
Fixed income	157	887	826	2,827	4,697
Equities	81	17	17	249	364

Reverse repos	462	120	47	76	705

Total, gross	2,585	2,571	1,766	4,993	11,916
Net notional FX position	(108)	(314)	(737)	(1,739	(2,897)
Provisions	(197)	(13)	(18)	(219)	(447)

Net exposure	2,281	2,244	1,011	3,035	8,572

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CREDIT SUISSE FIRST BOSTON
EMERGING MARKETS EXPOSURE BY SELECTED COUNTRIES

31.12.02 in USD m	Argentina	Brazil	Mexico	Russia	Indonesia

Loans	221	258	394	500	415

Loan equivalent exposure	56	96	311	44	49
Money market	0	0	0	0	0
F/X, precious metals	56	96	311	44	49
Derivatives	0	0	0	0	0

Trading positions	48	78	2	281	329
Fixed income	48	0	0	270	328
Equities	0	78	2	11	2

Reverse repos	11	327	36	67	0

Total, gross	336	759	743	891	793
Net notional FX position	0	(409)	303	(166)	22
Provisions	(164)	5	(17)	0	(169)

Net exposure	173	345	1,029	726	646

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CREDIT SUISSE FIRST BOSTON
COUNTERPARTY EXPOSURE BY INDUSTRY

Selected CSFB Exposures (as of December 31, 2002)
in USD m
Industry	Current exposure	Undrawn commitm.	Total exposure
Telecom service providers	1,720	2,185	3,905
Telecom manufacturing	179	230	409
Merchant energy	1,267	258	1,525
Airlines	583	425	1,008

Note:
Current exposure equals committed amount (includes only drawn commitments) for lending plus mark-to-market for counterparty trading less credit protection

Total exposure equals "current exposure" plus undrawn commitments

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CREDIT SUISSE FIRST BOSTON
"LEGACY" ASSETS EXPOSURE

Note: unfunded commitments as of 12/01 and 12/02 include USD 0.4 bn employee commitments

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CREDIT SUISSE FIRST BOSTON
"LEGACY" ASSETS P&L CHARGES

Charges related to "legacy" assets in CSFB's income statement
in USD million	Real Estate	Distressed Portfolio	Private Equity	Total
2002
Operating Income	(120)	(523)	(275)	(919)
Provisions	(154)	-	-	(154)
Taxes	77	147	77	301

Net Operating Profit/(Loss)	(197)	(377)	(199)	(773)

Q4/02
Operating Income	(14)	(144)	(123)	(281)
Provisions	8	-	-	8
Taxes	2	40	34	76

Net Operating Profit/(Loss)	(4)	(103)	(89)	(196)

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CREDIT SUISSE FIRST BOSTON
PERSHING SALE

Benefits of Transaction
Focus resources on core businesses; avoid further capital investment

Strengthen CSFB's and Group's capital base via elimination of USD 500 m of goodwill, USD 900 m in acquired intangibles and a reduction of USD 1.6 bn in risk-weighted assets

Cash proceeds of USD 2.7 bn; including repayment of subordinated debt; a pre-closing dividend of approximately USD 800 m is anticipated

Financial Services strategy remains in place, albeit on smaller scale

Accounting Impact	Q4/02

After tax loss of USD 250 m driven by low tax basis in Pershing; USD 86 m pre-tax loss (excl. USD 50 m performance-related payment)

Effective 1/1/03

Pershing carried as equity investment

Cease amortizing goodwill and acquired intangibles with net effect of USD 144 m in 2002

2002 operating income and operating expenses were USD 854 m and USD 661 m, respectively

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CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING INFORMATION

This presentation contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date February 25, 2003	By: /s/ David Frick
(Signature)*
* Print the name and title of the signing officer under his signature.	Member of the Executive Board

By: /s/ Karin Rhomberg Hug
(Signature)*
Managing Director